Exhibit 99.1

IMV Inc.

14,285,714 Common Shares

and

Warrants to Purchase 10,714,285 Common Shares

UNDERWRITING AGREEMENT

July 14, 2021

Wells Fargo Securities Canada, Ltd.
Cantor Fitzgerald & Co.
As Representatives of the several Underwriters

c/o Wells Fargo Securities Canada, Ltd.
22 Adelaide Street West, Suite 2200
Toronto, Ontario, M5H 4E3

c/o Cantor Fitzgerald & Co.
499 Park Avenue
New York, NY 10022

Ladies and Gentlemen:

IMV Inc., a corporation incorporated under the Canada Business Corporations Act (the “Company”), confirms its respective agreements with Wells Fargo Securities Canada, Ltd. (“Wells Fargo”), Cantor Fitzgerald & Co. (“Cantor”) and each of the other Underwriters named in Exhibit A hereto (collectively, the “Underwriters,” which term shall also include any underwriter substituted as hereinafter provided in Section 11 hereof), for whom Wells Fargo and Cantor are acting as representatives (in such capacity, the “Representatives”), with respect to the issue and sale by the Company of an aggregate of 14,285,714 units (the “Units”), and the purchase by the Underwriters, acting severally and not jointly, of the respective number of Units set forth in Exhibit A hereto. Each Unit consists of (i) one common share (each, a “Common Share”) of the Company (each, a “Unit Share”) and (ii) three-quarters (3/4) of a warrant, where each whole warrant entitles the holder to purchase one Common Share (each a warrant, a “Warrant”), with an exercise price of US$2.10 per whole Common Share. The Warrants will be issued pursuant to a warrant indenture to be dated the Closing Date between the Company, Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as warrant agents, providing for the creation and issuance of the Warrants (the “Warrant Indenture”). The Units will immediately separate into Unit Shares and Warrants upon closing of the offering. The Common Shares issuable upon exercise of the Warrants are collectively referred to as the “Warrant Shares.” The Units, Unit Shares, Warrants and, where applicable, the Warrant Shares, are hereinafter collectively sometimes referred to as the “Securities.” Certain terms used in this Underwriting Agreement (this “Agreement”) are defined in Section 17 hereof.

The Company understands that the Underwriters propose to make a public offering of the Securities in the United States and in certain provinces of Canada, either directly or through their respective U.S. or Canadian broker-dealer affiliates, as soon as the Representatives deem advisable after this Agreement has been executed and delivered.

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SECTION 1.     Registration Statement and Prospectus. The Company has prepared and filed with the securities regulatory authorities (the “Qualifying Authorities”) in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, and Newfoundland and Labrador (the “Qualifying Jurisdictions”) a preliminary short form base shelf prospectus dated June 19, 2020 (in both French and English languages) (the “Canadian Preliminary Base Prospectus”), and the Canadian Base Prospectus (as defined below), in respect of the offering of certain securities of the Company, including Common Shares (collectively, the “Shelf Securities”). The Company has selected the Nova Scotia Securities Commission (the “Reviewing Authority”) as its principal regulator under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of the offering of the Shelf Securities. The Reviewing Authority has issued a receipt, which is deemed to also be a receipt of the securities regulatory authorities in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, and Newfoundland and Labrador, and evidence of the receipt issued by the Ontario Securities Commission pursuant to the Passport System (a “Passport Decision Document”), for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus. The term “Canadian Base Prospectus” means collectively the final short form base shelf prospectus dated June 26, 2020 (in both French and English languages), and the amendment No. 1 dated October 15, 2020 to the final short form base shelf prospectus, relating to an aggregate of up to US$200,000,000 in Shelf Securities, including any documents incorporated by reference therein and the documents otherwise deemed to be incorporated by reference therein pursuant to Canadian Securities Laws (as defined below), at the time the Reviewing Authority issued a Passport Decision Document with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (together, the “Canadian Shelf Procedures”). The Company has also prepared and filed with the Qualifying Authorities in accordance with the Canadian Shelf Procedures a preliminary prospectus supplement dated July 14, 2021 (in both French and English languages), relating to the Securities, which excluded certain pricing information and other final terms of the offering of the Securities (together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be incorporated by reference therein pursuant to Canadian Securities Laws, the “Canadian Preliminary Prospectus”).

The Company has also prepared and filed with the United States Securities and Exchange Commission (the “Commission”) a registration statement on Form F-10 (File No. 333-249493 dated October 15, 2020) covering the registration of the Shelf Securities under the United States Securities Act of 1933, as amended (the “1933 Act”), and the rules and regulations (the “1933 Act Regulations”) of the Commission thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the English language version of the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the 1933 Act Regulations) and including exhibits to such registration statement has become effective in such form pursuant to Rule 467(b) under the 1933 Act. Such registration statement, at any given time, including amendments thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein pursuant to Item 4 of Form F-10 under the 1933 Act at such time, is herein called the “Registration Statement.” The Registration Statement at the time it became effective on October 16, 2020 at 3:00 p.m. (Eastern) is herein called the “Initial Registration Statement.” The prospectus in the form in which it appeared in the Initial Registration Statement is herein called the “U.S. Base Prospectus.” The preliminary prospectus supplement dated July 14, 2021, relating to the offering of the Securities, including all documents incorporated therein by reference, filed with the Commission pursuant to General Instruction II.L of Form F-10 under the 1933 Act, together with the U.S. Base Prospectus, is hereinafter called the “U.S. Preliminary Prospectus.”

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In addition, the Company (i) shall prepare and file with the Qualifying Authorities in accordance with Section 4(a) hereof a final prospectus supplement (in both French and English languages) (the “Canadian Final Prospectus Supplement”) to the Canadian Base Prospectus relating to the Securities, which includes pricing and other information omitted from the Canadian Preliminary Prospectus (together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Final Prospectus”), (ii) shall prepare and file with the Qualifying Authorities in accordance with Section 4(a) hereof a final prospectus supplement (in both French and English languages) (the “Canadian Warrant Supplement”) to the Canadian Base Prospectus (together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Warrant Prospectus”) relating to the issuance of the Warrant Shares upon exercise of the Warrants (it being understood and agreed to by the Underwriters that the Canadian Warrant Prospectus will not be filed in respect of, and will not qualify any distribution of, the Warrant Shares upon exercise of the Warrants in any province or territory of Canada), (iii) shall prepare and file with the Commission pursuant to General Instruction II.L of Form F-10 and in accordance with Section 4(a) hereof a final prospectus supplement (the “U.S. Final Prospectus Supplement”) to the U.S. Base Prospectus relating to the offering of the Securities, which includes pricing and other information omitted from the U.S. Preliminary Prospectus (including all documents incorporated therein by reference, together with the U.S. Base Prospectus, the “U.S. Final Prospectus”) and (iv) shall prepare and file with the Commission pursuant to General Instruction II.L of Form F-10 and in accordance with Section 4(a) hereof a final prospectus supplement (collectively, the “U.S. Warrant Supplement”) to the U.S. Base Prospectus (including all documents incorporated therein by reference, together with the U.S. Base Prospectus, the “U.S. Warrant Prospectus”) relating to the issuance of the Warrant Shares upon exercise of the Warrants. The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are referred to herein as the “Preliminary Prospectuses,” and the U.S. Final Prospectus and the Canadian Final Prospectus are referred to herein as the “Final Prospectuses.” Any amendment to the Canadian Final Prospectus, any amended or supplemental prospectus, any management information circular, financial statement, management’s discussion and analysis, annual information form, business acquisition report or material change report that may be filed by or on behalf of the Company under the securities laws of the Qualifying Jurisdictions prior to the expiry of the period of distribution of the Securities, where such document is or is deemed to be incorporated by reference into the Canadian Final Prospectus, is referred to herein collectively as the “Supplementary Material.” Any reference herein to any “amendment” or “supplement” to the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include (i) the filing of any document with the Reviewing Authority or the Commission after the date of the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be, and prior to the Closing Date, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the 1933 Act Regulations and (ii) any such document so filed prior to the Closing Date.

The Underwriters shall offer the Securities for sale to the public directly and through other investment dealers and brokers in the Qualifying Jurisdictions and the United States of America, its territories and possessions, any state of the United States and the District of Columbia (the “United States” or “U.S.”), only as permitted by applicable law and upon the terms and conditions set forth in the General Disclosure Package, the Final Prospectuses and this Agreement. Notwithstanding the foregoing, each Underwriter represents and warrants that, at the time any Marketing Materials were provided to potential investors, such Underwriter had a reasonable expectation that the Securities would be sold primarily in the United States. The Underwriters agree that they will not, directly or indirectly, distribute the Registration Statement, the Preliminary Prospectuses or the Final Prospectuses or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than the Qualifying Jurisdictions or such states or other jurisdictions of the United States in which the Securities are duly qualified under U.S. federal and applicable U.S. state securities laws, in such manner as to require registration of the Securities or the filing of a prospectus or any similar document with respect to the Securities by the Company therein or subject the Company to ongoing periodic reporting obligations in such jurisdiction pursuant to the securities laws of such jurisdiction. Sales of Securities in the Qualifying Jurisdictions may be made only by or through a dealer appropriately registered under applicable Canadian Securities Laws or in circumstances where an exemption from the Canadian registered dealer requirements is available, or such requirements do not apply. BTIG, LLC agrees that it will only offer and sell Securities outside of Canada and will not, directly or indirectly, solicit offers to purchase or sell Securities in Canada.

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The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”).

For purposes of this Agreement, all references to the Registration Statement, the U.S. Base Prospectus or the U.S. Preliminary Prospectus, the U.S. Warrant Prospectus, any Issuer Free Writing Prospectus (as defined below) or the U.S. Final Prospectus, or any amendment or supplement to any of the foregoing, shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”). For purposes of this Agreement, all references to the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Warrant Prospectus or the Canadian Final Prospectus, or any amendment or supplement to any of the foregoing (including any Supplementary Material), shall include the copy filed with the Qualifying Authorities pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”).

All references in this Agreement to financial statements and schedules and other information which are “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Warrant Prospectus or the U.S. Final Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which are incorporated by reference in or otherwise deemed by the 1933 Act Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Warrant Prospectus or the U.S. Final Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Warrant Prospectus or the U.S. Final Prospectus shall be deemed to mean and include the filing of any document under the United States Securities Exchange Act of 1934, as amended (the “1934 Act”) and the rules and regulations thereunder (the “1934 Act Regulations”), which is incorporated by reference in or otherwise deemed by the 1933 Act Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Warrant Prospectus or the U.S. Final Prospectus, as the case may be. All references in this Agreement to financial statements and other information which are “contained,” “included” or “stated” in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Warrant Prospectus or the Canadian Final Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which are incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Warrant Prospectus or the Canadian Final Prospectus, as the case may be.

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SECTION 2.     Representations and Warranties.

(a)          Representations and Warranties by the Company. The Company represents and warrants to each Underwriter as of the date hereof, as of the Applicable Time and as of the Closing Date referred to in Section 3(b) hereof, and agrees with each Underwriter, as follows:

(1)       Compliance with Registration Requirements. The Company is a reporting issuer (or equivalent thereof) in each Qualifying Jurisdiction, is not in default under the securities laws of any Qualifying Jurisdiction, and is in compliance in all material respects with its timely disclosure obligations under the 1934 Act, the Canadian Securities Laws and the requirements of the Toronto Stock Exchange (the “TSX”) and the Nasdaq Capital Market (“Nasdaq”). The Company meets the general eligibility requirements for use of the Canadian Shelf Procedures and for the use of a short form base shelf prospectus with respect to a distribution of securities. The Company meets the general eligibility requirements for use of Form F-10 under the 1933 Act. The Reviewing Authority has issued a Passport Decision Document on behalf of itself and the other Qualifying Authorities for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus; subsequent to the issuance of the Passport Decision Document for the Canadian Base Prospectus, no other document with respect to the Canadian Base Prospectus has heretofore been filed or transmitted for filing with the Qualifying Authorities, except for any document filed with the Qualifying Authorities subsequent to the date of such Passport Decision Document in the form heretofore delivered or made available to the Underwriters (including supplements to the Canadian Base Prospectus that are not applicable to the transactions contemplated by this Agreement and the Warrant Indenture).

(2)          Statutory Prospectus and Disclosure at Applicable Time. The Statutory Prospectus at the Applicable Time complies in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations and does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(3)          Registration Statement Effectiveness. The Initial Registration Statement initially became effective under the 1933 Act on October 16, 2020. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened by the Commission. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of any securities of the Company (including the Securities) has been issued or made by any Qualifying Authority, any other securities commission, stock exchange or other regulatory authority and no proceedings for that purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated by any such authority. Any request on the part of the Commission, any Qualifying Authority or any other securities commission, stock exchange or other regulatory authority for additional information in connection with the offering contemplated hereby has been complied with.

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(4)       Registration Statement and Canadian Securities Law Compliance. Each part of the Registration Statement and any post-effective amendment thereto, at the time such part became effective, the U.S. Warrant Prospectus and the U.S. Final Prospectus (or any amendment or supplement to the U.S. Final Prospectus), at the time it is first filed in accordance with General Instruction II.L of Form F-10 or the time of first use within the meaning of the 1933 Act Regulations, and at the Closing Date, complied and will comply in all material respects with the applicable requirements and provisions of the 1933 Act and the 1933 Act Regulations and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the immediately preceding sentence do not apply to statements in or omissions from the Registration Statement, or any post-effective amendment thereto, the U.S. Warrant Prospectus or the U.S. Final Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with written information relating to the Underwriters furnished to the Company through the Representatives by or on behalf of any Underwriter specifically for use therein; it being understood and agreed that the only such information furnished by the Underwriters consists of the information described as such in Section 7(b).

At the time of filing thereof with the Qualifying Authorities and at the Closing Date: (A) the Canadian Preliminary Prospectus, the Canadian Warrant Prospectus and the Canadian Final Prospectus (and any further amendments or supplements thereto, including any Supplementary Material) complied and will comply in all material respects with the securities laws applicable in the Qualifying Jurisdictions and the respective instruments, rules and regulations made and forms prescribed under such laws together with applicable published policy statements (including, without limitation, the Canadian Shelf Procedures) and applicable notices of the Qualifying Authorities made in connection with the transactions contemplated by this Agreement and the Warrant Indenture (collectively, the “Canadian Securities Laws”); and (B) the Canadian Preliminary Prospectus, the Canadian Warrant Prospectus and the Canadian Final Prospectus (and any further amendments or supplements thereto, including any Supplementary Material) constituted and will constitute full, true and plain disclosure of all material facts relating to the Securities and the Company and its Subsidiary (as defined below), taken as a whole, and did not and will not contain a misrepresentation, as defined under Canadian Securities Laws, and did not and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. In addition, each electronic road show undertaken, if any, when taken together as a whole with the Canadian Final Prospectuses (and any further amendments or supplements thereto, including any Supplementary Material), do not and on the Closing Date, will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

The U.S. Preliminary Prospectus conformed to the Canadian Preliminary Prospectus and the U.S. Final Prospectus will conform to the Canadian Final Prospectus, in each case except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission.

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(5)          Registration Statement and Disclosure at Applicable Time. Neither (A) any Issuer General Free Writing Prospectus(es) issued at or prior to the Applicable Time and set forth on Exhibit H, the information set forth on Exhibit G and the U.S. Preliminary Prospectus at the Applicable Time, all considered together (collectively, the “General Disclosure Package”), nor (B) any individual Issuer Limited-Use Free Writing Prospectus, when considered together with the General Disclosure Package, includes or included as of the Applicable Time any untrue statement of a material fact or omit or omitted as of the Applicable Time to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from any Statutory Prospectus or any Issuer Free Writing Prospectus based upon and in conformity with written information relating to the Underwriters furnished to the Company through the Representatives by or on behalf of any Underwriter specifically for use therein; it being understood and agreed that the only such information furnished by the Underwriters consists of the information described as such in Section 7(b).

(6)          Issuer Free Writing Prospectuses

(A)          Each Issuer Free Writing Prospectus, as of its issue date did not include any information that conflicted with the information contained in the Registration Statement, any Statutory Prospectus or the U.S. Final Prospectus. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information relating to the Underwriters furnished to the Company through the Representatives by or on behalf of any Underwriter specifically for use therein; it being understood and agreed that the only such information furnished by the Underwriters consists of the information described as such in Section 7(b).

(B)          (1) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the 1933 Act) of the Securities and (2) at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405 under the 1933 Act, in the preceding three years not having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405 (without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer), nor an “excluded issuer” as defined in Rule 164 under the 1933 Act.

(C)          Each Issuer Free Writing Prospectus satisfied, as of its issue date, all other conditions to use thereof as set forth in Rules 164 and 433 under the 1933 Act.

(7)          EDGAR and SEDAR. The U.S. Preliminary Prospectus and the U.S. Final Prospectus delivered or to be delivered to the Underwriters for use in connection with this offering was or will be substantially identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T. The Canadian Preliminary Prospectus and the Canadian Final Prospectus delivered or to be delivered to the Underwriters for use in connection with this offering was or will be identical to the electronically transmitted copies thereof filed by the Company with the Qualifying Authorities pursuant to SEDAR.

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(8)          Independent Accountants. PricewaterhouseCoopers LLP, who certified the financial statements and any supporting schedules included in the Registration Statement, the General Disclosure Package and the Final Prospectuses are independent public accountants as required by the 1933 Act the 1933 Act Regulations and Canadian Securities Laws, are in good standing with the Canadian Public Accountability Board and are independent with respect to the Company within the meaning of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder or implementing the provisions thereof (the “Sarbanes-Oxley Act”) for the periods required under General Instruction III.B. of Form F-10, and are also independent with respect to the Company as required by the Canada Business Corporations Act, applicable Canadian Securities Laws and applicable Canadian professional standards. There has not been a “reportable event” (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) between PricewaterhouseCoopers LLP and the Company. Except as described in the General Disclosure Package and the Final Prospectuses, there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations), or any other relationships with unconsolidated entities or other persons, that may have a material current or, to the Company’s knowledge, future effect on the Company’s financial condition, changes in financial condition or results of operations.

(9)          Financial Statements. The financial statements of the Company included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Final Prospectuses, together with the related schedules (if any) and notes, present fairly the financial position of the Company and its consolidated subsidiary at the dates indicated and the results of operations, changes in shareholders’ equity and cash flows of the Company and its consolidated subsidiary for the periods specified; and all such financial statements have been prepared in conformity with IFRS applied on a consistent basis throughout the periods involved. The supporting schedules, if any, included in the Registration Statement, the General Disclosure Package and the Final Prospectuses present fairly, in accordance with IFRS, the information required to be stated therein. No other schedules or financial statements are required to be included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Final Prospectuses.

(10)        No Material Adverse Change in Business. Since the respective dates as of which information is given in the General Disclosure Package and the Final Prospectuses (in each case exclusive of any amendments or supplements thereto subsequent to the date of this Agreement), (A) there has been no material adverse change or any development that could reasonably be expected to result in a material adverse change, in the condition (financial or other), results of operations, business, properties, management or prospects of the Company and its Subsidiary taken as a whole, whether or not arising in the ordinary course of business (in any such case, a “Material Adverse Effect”); (B) except as otherwise disclosed in the General Disclosure Package and the Final Prospectuses (in each case exclusive of any amendments or supplements thereto subsequent to the date of this Agreement), neither the Company nor its Subsidiary has incurred any liability or obligation or entered into any transaction or agreement that, individually or in the aggregate, is material with respect to the Company and its Subsidiary taken as a whole, and neither the Company nor its Subsidiary has sustained any loss or interference with its business or operations from pandemic, fire, explosion, flood, earthquake or other natural disaster or calamity, whether or not covered by insurance, or from any labor dispute or disturbance or court or governmental action, order or decree that could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

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(11)        Good Standing of the Company. The Company has been duly organized and is validly existing as a corporation in good standing under the laws of Canada and has power and authority to own, lease and operate its properties and to conduct its business as described in the General Disclosure Package and the Final Prospectuses and to enter into and perform its obligations under this Agreement and the Warrant Indenture.

(12)        Good Standing of Subsidiary. ImmunoVaccine Technologies Inc. (the “Subsidiary”) is a subsidiary of the Company and has been duly organized and is validly existing as a corporation in good standing under the laws of Nova Scotia, has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the General Disclosure Package and the Final Prospectuses and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; except as otherwise disclosed in the General Disclosure Package and the Final Prospectuses or would not, individually or in the aggregate, result in a Material Adverse Effect, all of the issued and outstanding share capital of such Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and, except as disclosed in the financial statements of the Company, are owned by the Company free and clear of any Lien; and none of the issued and outstanding share capital of such Subsidiary was issued in violation of any preemptive rights, rights of first refusal or other similar rights of any securityholder of such Subsidiary or any other person or entity.

(13)        Non-Operational Subsidiary. IMV USA Inc., a Delaware corporation, is a wholly-owned subsidiary of the Company and has no operations or assets as of the date hereof.

(14)        Capitalization. The authorized and issued share capital of the Company consists of an unlimited number of Common Shares, of which 67,795,933 are issued and outstanding on the date hereof and an unlimited number of preferred shares, of which none are issued and outstanding as the date hereof. On the date hereof, 2,457,613 warrants, 2,173,000 options and 506,798 deferred share units to acquire Common Shares are issued and outstanding. Neither the Company nor its Subsidiary is party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any securities of the Company or its Subsidiary. The issued and outstanding shares of the Company have been duly authorized and validly issued and are fully paid and non assessable and were issued in compliance with the Canada Business Corporations Act, and were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities that have not been waived in writing or duly complied with on behalf of the Company.

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(15)        Authorization of Agreements. This Agreement and the Warrant Indenture have been, or will be at the Closing Date, duly authorized, executed and delivered by the Company.

(16)        Authorization of Unit Shares. The Unit Shares to be sold by the Company under this Agreement have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein, will be validly issued, fully paid and non-assessable. The Unit Shares, upon issuance, will not be issued in violation of or subject to any preemptive rights or contractual rights to purchase securities issued by the Company.

(17)        Authorization of Warrants. The Warrants to be sold by the Company under this Agreement have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement and the Warrant Indenture against payment of the consideration set forth herein, will be validly issued. The Warrants, upon issuance, will not be issued in violation of or subject to any preemptive rights or contractual rights to purchase securities issued by the Company.

(18)        Authorization of Warrant Shares. The Warrant Shares have been duly authorized and reserved for issuance pursuant to the terms of the Warrant Indenture and, when issued by the Company upon valid exercise of the Warrants and payment of the exercise price, will be duly and validly issued, fully paid and non-assessable. The Warrant Shares, upon issuance, will not be issued in violation of or subject to any preemptive rights or contractual rights to purchase securities issued by the Company.

(19)        Description of Securities. The authorized share capital of the Company, including the Common Shares, conforms to the description thereof in the General Disclosure Package and the Final Prospectuses. The Company’s articles and bylaws conform in all material respects to the respective statements relating thereto contained in the General Disclosure Package and the Final Prospectuses and such statements conform to the rights set forth in the respective instruments and agreements defining the same.

(20)       Absence of Defaults and Conflicts. Neither the Company nor its Subsidiary is in violation of its Organizational Documents or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any Company Document, except for such defaults that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The execution and delivery of and performance of obligations under this Agreement and the Warrant Indenture by the Company and the consummation of the transactions contemplated herein and in the General Disclosure Package and the Final Prospectuses (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Securities as described in the Preliminary Prospectuses and the Final Prospectuses under the caption “Use of Proceeds”) and compliance by the Company with its obligations under this Agreement and the Warrant Indenture do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default, Termination Event or Repayment Event under, or result in the creation or imposition of any Lien upon any property or assets of the Company or its Subsidiary pursuant to, any Company Documents, except for such conflicts, breaches, defaults or Liens that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, nor will such action result in any violation of (i) the provisions of the Organizational Documents of the Company or its Subsidiary or (ii) any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or its Subsidiary or any of their respective assets, properties or operations.

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(21)        Absence of Labor Dispute. No labor dispute with the employees of the Company or its Subsidiary exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of the principal suppliers, manufacturers, customers or contractors of the Company or its Subsidiary that might reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(22)       Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or its Subsidiary that is required to be disclosed in the Preliminary Prospectuses or the Final Prospectuses (other than as disclosed therein), or that might reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or to materially and adversely affect the consummation of the transactions contemplated in this Agreement and the Warrant Indenture or the performance by the Company of its obligations under this Agreement and the Warrant Indenture; the aggregate of all pending legal or governmental proceedings to which the Company or its Subsidiary is a party or of which any of their respective property or assets is the subject that are not described in the Preliminary Prospectuses or the Final Prospectuses, including ordinary routine litigation incidental to the business, would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(23)        Possession of Intellectual Property. The Company and its Subsidiary own and possess or have valid and enforceable licenses to use, all patents, patent rights, patent applications, licenses, copyrights, inventions, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names, service names, software, internet addresses, domain names and other intellectual property (collectively, “Intellectual Property”) that is described in the General Disclosure Package or the Final Prospectuses or that is necessary for the conduct of their respective businesses as currently conducted, as proposed to be conducted, and as described in the General Disclosure Package and the Final Prospectuses; neither the Company nor its Subsidiary has received any notice or is otherwise aware of any material infringement of any Intellectual Property or of any facts or circumstances that would reasonably be expected to render any Intellectual Property invalid or inadequate to protect the interests of the Company or of its Subsidiary therein; there are no third parties who have or, to the knowledge of the Company, would reasonably be expected to be able to establish rights to any Intellectual Property of the Company or its Subsidiary, except for, and to the extent of, the ownership rights of the owners of the Intellectual Property that the General Disclosure Package and the Final Prospectuses disclose is licensed to the Company or its Subsidiary; there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the Company’s or its Subsidiary’s rights in or to any such Intellectual Property, or challenging the validity, enforceability or scope of any such Intellectual Property, or asserting that the Company or its Subsidiary infringes or otherwise violates, or would, upon the commercialization of any product or service described in the General Disclosure Package or the Final Prospectuses, infringe or violate, any Intellectual Property of others, and the Company is unaware of any facts that would reasonably be expected to form a reasonable basis for any such action, suit, proceeding or claim; the Company and its subsidiary have complied in all material respects with the terms of each agreement pursuant to which any Intellectual Property has been licensed to the Company or its subsidiary, all such agreements are in full force and effect, and, to the knowledge of the Company, no event or condition has occurred or, to the knowledge of the Company, exists that gives or, with notice or passage of time or both, would give any person or entity the right to terminate any such agreement.

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(24)       Absence of Further Requirements. (A) No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency, domestic or foreign, (B) no authorization, approval, vote or consent of any holder of capital stock or other securities of the Company or creditor of the Company or its Subsidiary, (C) no authorization, approval, waiver or consent under any Company Document, and (D) no authorization, approval, vote or consent of any other person or entity, is necessary or required for the authorization, execution, delivery or performance of obligations by the Company of this Agreement and the Warrant Indenture, for the offering of the Securities as contemplated by this Agreement and the Warrant Indenture, for the issuance, sale or delivery of the Securities to be sold by the Company pursuant to this Agreement, or for the consummation of any of the other transactions contemplated by this Agreement and the Warrant Indenture, in each case on the terms contemplated by the General Disclosure Package and the Final Prospectuses, except such as have been obtained under the 1933 Act, the 1933 Act Regulations, the 1934 Act and the 1934 Act Regulations, and all applicable requirements of Canadian Securities Laws, the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”), Nasdaq, the TSX, as the case may be, and except that no representation is made as to such as may be required under state, blue sky or foreign securities laws.

(25)       Compliance with Securities Laws. The documents filed as exhibits to the Registration Statement or otherwise incorporated by reference in the General Disclosure Package, the Canadian Warrant Prospectus, the U.S. Warrant Prospectus and in the Final Prospectuses, when they became effective or were filed with the Commission or the Qualifying Authorities, as the case may be, conformed in all material respects to all applicable requirements of Canadian Securities Laws, and were filed on a timely basis with the Commission and with the Qualifying Authorities, as the case may be, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; any further documents so filed and incorporated by reference in the General Disclosure Package, the Canadian Warrant Prospectus, the U.S. Warrant Prospectus or in the Final Prospectuses, when such documents are filed with the Commission or the Qualifying Authorities, as the case may be, will conform in all material respects to all applicable requirements of Canadian Securities Laws, as the case may be, and will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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Each document filed or to be filed with the Qualifying Authorities and incorporated or deemed to be incorporated by reference in the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Warrant Prospectus and the Canadian Final Prospectus complied or will comply when so filed and at the Closing Date, in all material respects with Canadian Securities Laws, and did not or will not contain a misrepresentation as defined under Canadian Securities Laws, and none of such documents contained or will contain at the time of its filing and at the Closing Date, any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading. The Company has not filed any confidential material change reports which remain confidential as at the date hereof.

(26)        Possession of Licenses and Permits. The Company and its Subsidiary possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them; and, except as would not, individually or in the aggregate, or would be reasonably expected to result in a Material Adverse Effect, the Company and its Subsidiary are in compliance with the terms and conditions of all such Governmental Licenses, all such Governmental Licenses are valid and in full force and effect; and neither the Company nor its Subsidiary has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses.

(27)        Property. The Company and its Subsidiary do not own any real property. All real property, buildings and other improvements, and all equipment and other property, held under lease or sublease by the Company or its Subsidiary is held by them under valid, subsisting and enforceable leases or subleases, as the case may be, with, solely in the case of leases or subleases relating to real property, buildings or other improvements, such exceptions as are not material and do not interfere with the use made or proposed to be made of such property and buildings or other improvements by the Company and its Subsidiary, and all such leases and subleases are in full force and effect; and neither the Company nor its Subsidiary has received any notice of any claim of any sort that has been asserted by anyone adverse to the rights of the Company or its Subsidiary under any of the leases or subleases mentioned above or affecting or questioning the rights of the Company or its Subsidiary to the continued possession of the leased or subleased premises or to the continued use of the leased or subleased equipment or other property except for such claims that, if successfully asserted against the Company or its Subsidiary, would not, individually or in the aggregate, result in a Material Adverse Effect.

(28)       Investment Company Act. The Company is not, and upon the issuance and sale of the Securities as herein contemplated and the receipt and application of the net proceeds therefrom as described in the General Disclosure Package and the Final Prospectuses under the caption “Use of Proceeds,” will not be, an “investment company” or an entity “controlled” by an “investment company” as such terms are defined in the 1940 Act.

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(29)        Environmental Laws. Except as described in the General Disclosure Package and the Final Prospectuses and except as would not, individually or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor its Subsidiary is in violation of any and all applicable United States or Canadian federal, provincial, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company and its Subsidiary have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or its Subsidiary and (D) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company its Subsidiary relating to Hazardous Materials or any Environmental Laws.

(30)        Compliance with Applicable Laws. Except as described in the General Disclosure Package and the Final Prospectuses, the Company: (A) is and at all times has been in compliance with all applicable U.S., Canadian and foreign statutes, rules, regulations, or guidance applicable to Company, its product candidates and activities and the ownership, testing, development, manufacture, packaging, processing, use, distribution, storage, import, export or disposal of any product candidate manufactured by the Company, including the applicable provisions of the Food and Drugs Act (Canada) and the regulations thereunder and the United States Federal Food, Drug and Cosmetic Act of 1938, as amended, and related legislation and regulations in the United States and the European Union (“Applicable Laws”), except where such noncompliance would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; (B) has not received any warning letter, untitled letter or other correspondence or written notice from the United States Food and Drug Administration, Health Canada, or any other U.S. or Canadian federal, state, provincial or foreign governmental authority having authority over the Company (“Governmental Authority”) alleging or asserting noncompliance with any Applicable Laws or any licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws (“Authorizations”); (C) possesses all Authorizations and such Authorizations are valid and in full force and effect and are not in violation of any term of any such Authorizations, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; (D) has not received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Authority or third party alleging that any product operation or activity of the Company or its Subsidiary is in violation of any Applicable Laws or Authorizations and has no knowledge that any such Governmental Authority or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding; (E) has not received written notice that any Governmental Authority has taken, is taking or intends to take action to limit, suspend, modify or revoke any Authorizations and the Company has no knowledge that any such Governmental Authority is considering such action; and (F) has filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations and that all such material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and correct in all material respects on the date filed (or were corrected or supplemented by a subsequent submission).

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(31)        Regulatory Compliance. (i) The Company and its Subsidiary is in compliance in all material respects with all applicable provisions of the Food and Drugs Act (Canada) and the regulations thereunder relating to its product candidates and activities and the United States Federal Food, Drug and Cosmetic Act of 1938, as amended, and related legislation and regulations in the United States and the European Union; (ii) the Company and its Subsidiary is in compliance with the following specific requirements relating to product candidates and activities in Canada and to applicable foreign jurisdictions, including the United States: (A) all of the Company’s product candidates comply in all material respects with any conditions of approval and the terms of the applications, if any, submitted by or on behalf of the Company to Health Canada, the United States Food and Drug Administration, and to applicable foreign regulatory bodies; (B) all adverse events that were required to be reported by Company or its Subsidiary to Health Canada, the United States Food and Drug Administration, and to corresponding foreign regulatory bodies have been reported to Health Canada, the United States Food and Drug Administration and said corresponding foreign regulatory body in a timely manner; and (C) all stability studies required to be performed by or on behalf of the Company for products used by the Company or its Subsidiary have been, to the knowledge of the Company, completed or are ongoing in accordance with the applicable Health Canada requirements and to the requirements of the applicable foreign jurisdictions, including in the United States; and (iii) all clinical trials of the Company and its Subsidiary have been, to the knowledge of the Company, rendered in accordance with good clinical practices as required by the United States Food and Drug Administration.

(32)        Studies, Tests and Trials. The studies, tests and preclinical and clinical trials conducted by or on behalf of the Company or its Subsidiary were and, if still pending, are, being conducted in accordance in all material respects with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and all Applicable Laws and Authorizations; the descriptions of the results of such studies, tests and trials contained in the General Disclosure Package and the Final Prospectuses fairly present in all material respects the data derived from such studies, tests and trials; except to the extent disclosed in the General Disclosure Package and the Final Prospectuses, the Company is not aware of any studies, tests or trials the results of which the Company believes reasonably call into question the study, test, or trial results described or referred to in the General Disclosure Package and the Final Prospectuses when viewed in the context in which such results are described and the clinical state of development; and the Company has not received any notices or correspondence from any Governmental Authority requiring the termination, suspension or material modification of any current or active studies, tests or preclinical or clinical trials conducted by or on behalf of the Company.

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(33)       Absence of Registration Rights. There are no persons or entities with registration rights or other similar rights to have any securities (debt or equity) (A) registered pursuant to the Registration Statement or included in the offering contemplated by this Agreement or (B) otherwise registered by the Company under the 1933 Act, and there are no persons or entities with co-sale rights, tag-along rights or other similar rights to have any securities (debt or equity) included in the offering contemplated by this Agreement or sold in connection with the sale of Securities, except in each case for such rights that have been duly waived in writing; and the Company has given all notices required by, and has otherwise complied with its obligations under, all registration rights agreements, co-sale agreements, tag-along agreements and other similar agreements in connection with the transactions contemplated by this Agreement and the Warrant Indenture.

(34)       Parties to Lock-Up Agreements. Each of the persons listed on Exhibit B hereto has executed and delivered to the Representatives a lock-up agreement in the form of Exhibit C hereto. Exhibit B hereto contains a true, complete and correct list of all directors and executive officers of the Company.

(35)       Nasdaq and TSX. The outstanding Common Shares are listed on Nasdaq and on the TSX, and the Unit Shares being sold hereunder by the Company and the Warrant Shares to be issued upon exercise of the Warrants will have been conditionally approved for listing and posting for trading on Nasdaq and on the TSX by no later than the Closing Date, subject only to official notice of issuance on Nasdaq and the satisfaction of customary conditions to be outlined in the conditional approval letter of the TSX.

(36)       FINRA Matters: The Company is an “experienced issuer” (as defined by FINRA Rule 5110(j)(6)).

(37)        Tax Returns. The Company and its Subsidiary have filed all applicable United States federal, Canadian federal, state, provincial, local and foreign tax returns that are required to be filed or have obtained extensions thereof, except where the failure so to file would not, individually or in the aggregate, result in a Material Adverse Effect, and have paid all taxes (including, without limitation, any estimated taxes) required to be paid and any other assessment, fine or penalty, to the extent that any of the foregoing is due and payable, except for any such tax, assessment, fine or penalty that is currently being contested in good faith by appropriate actions and except for such taxes, assessments, fines or penalties the nonpayment of which would not, individually or in the aggregate, result in a Material Adverse Effect.

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(38)        Insurance. The Company and its Subsidiary are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are, in the Company’s reasonable judgment, prudent and customary in the businesses in which they are engaged; all policies of insurance and any fidelity or surety bonds insuring the Company or its Subsidiary or their respective businesses, assets, employees, officers and directors are in full force and effect; the Company and its Subsidiary are in compliance with the terms of such policies and instruments in all material respects; there are no claims by the Company or its Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Company nor its Subsidiary has been refused any insurance coverage sought or applied for; and neither the Company nor its Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers at a cost that would not, individually or in the aggregate, result in a Material Adverse Effect.

(39)        Accounting Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal control over financial reporting is effective and since the end of the Company’s most recent audited fiscal year, there have been no “material weaknesses” (each as defined by applicable Canadian Securities Laws) in its internal control over financial reporting (whether or not remediated). None of the Company, its board of directors or audit committee is aware of any fraud that involves management or other employees of the Company who have a significant role in the Company’s internal controls; and since the end of the latest audited fiscal year, there has been no change in the Company’s internal control over financial reporting (whether or not remediated) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company’s board of directors has, subject to the exceptions, cure periods and the phase in periods specified in the applicable stock exchange rules (“Exchange Rules”) or Canadian Securities Laws, validly appointed an audit committee to oversee internal accounting controls whose composition satisfies the applicable independence and other requirements of the Exchange Rules and Canadian Securities Laws, and the Company’s board of directors and/or the audit committee has adopted a charter that satisfies the requirements of the Exchange Rules and Canadian Securities Laws.

(40)        Disclosure Controls. The Company maintains disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 under the 1934 Act and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under Multilateral Instrument 52-109 - Certification of Disclosures in Issuer’s Annual and Interim Filings; such controls and procedures are effective at the reasonable assurance level to ensure that all material information concerning the Company and its Subsidiary is made known, on a timely basis, to the individuals responsible for the preparation of the Company’s filings with the Commission and the Qualifying Authorities. The Company has utilized such controls and procedures in preparing and evaluating the disclosures in the General Disclosure Package and the Final Prospectuses. Neither the Company’s board of directors nor the audit committee has been informed, nor is any director of the Company or the Company aware, of any fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the Company’s internal controls.

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(41)        Compliance with the Sarbanes-Oxley Act. No material relationship, direct or indirect, exists between or among the Company, on the one hand, and the directors, officers, shareholders, customers or suppliers of the Company, on the other hand, which is required to be described in the General Disclosure Package and the Final Prospectuses which is not so described. The Company has not, directly or indirectly, extended or maintained credit, or arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any of its directors or executive officers in violation of applicable laws, including Section 402 of the Sarbanes-Oxley Act. The Company is in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act and the rules and regulations of the Commission thereunder that are in effect and with which the Company is required to comply.

(42)        Pending Proceedings and Examinations; Comment Letters. The Registration Statement is not the subject of a pending proceeding or examination under Section 8(d) or 8(e) of the 1933 Act, and the Company is not the subject of a pending proceeding under Section 8A of the 1933 Act. The Company has provided the Representatives with true, complete and correct copies of any written comments received from the Commission or the Qualifying Authorities by the Company or its legal counsel or accountants, and of any transcripts made by the Company, its legal counsel or accountants of any oral comments received from the Commission or the Qualifying Authorities, with respect to the Registration Statement, the Preliminary Prospectuses, the Final Prospectuses, any Issuer Free Writing Prospectus or any document incorporated or deemed to be incorporated by reference therein and of all written responses thereto (in each case other than comment letters or written responses that are publicly available on EDGAR or SEDAR), and no such comments remain unresolved.

(43)        Absence of Manipulation. The Company has not taken and will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Securities, and has not effected any sales of Common Shares which would be required to be disclosed in the General Disclosure Package or the Final Prospectuses, and which have not been so disclosed.

(44)        Statistical and Market-Related Data. Any statistical, demographic, market-related and similar data included in the Registration Statement, the General Disclosure Package or the Final Prospectuses are based on or derived from sources that the Company believes to be reliable and accurate and accurately reflect the materials upon which such data is based or from which it was derived, and the Company has delivered or made available true, complete and correct copies of such materials to the Representatives.

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(45)        No Unlawful Payments. Neither the Company nor its Subsidiary nor any director, officer, or employee of the Company or its Subsidiary nor, to the knowledge of the Company, any agent, affiliate or other person or entity associated with or acting on behalf of the Company or its Subsidiary, is aware of or has taken any action, directly or indirectly, that has resulted or would result in: (A) the use of any funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (B) the making or taking of an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government or regulatory official or employee, including, without limitation, of any government-owned or controlled entity or of a public international organization, or any person or entity acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office, (C) a violation by any such person or entity of any provision of the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act of 1977, as amended, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offence under the Bribery Act 2010 of the United Kingdom, or any other applicable anti-bribery or anti-corruption laws, or (D) the making, offering, requesting or taking of, or the agreement to take, an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Company and its Subsidiary have instituted, maintain and enforce, and will continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws.

(46)        Compliance with Money Laundering Laws. The operations of the Company and its Subsidiary are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements, including those of the United States Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all applicable jurisdictions, the 1933 Act Regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental or regulatory agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental or regulatory agency, authority or body or any arbitrator involving the Company or its Subsidiary with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company or its Subsidiary, threatened.

(47)        No Conflicts with Sanctions Laws. Neither the Company nor its Subsidiary, directors, officers or employees, nor, to the knowledge of the Company, any agent, employee or affiliate or other person or entity associated with or acting on behalf of the Company or its Subsidiary, is currently the subject or the target of any sanctions administered or enforced by the U.S. government, (including, without limitation, OFAC or the United States Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the UNSC, the European Union, Her Majesty’s Treasury (“HMT”) or similar sanctions administered by Global Affairs Canada, the Canada Border Services Agency or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or its Subsidiary located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Burma (Myanmar), Crimea, Cuba, Iran, North Korea, Sudan, Syria or any other country that is the subject of Sanctions (each, a “Sanctioned Country”); and the Company will not directly or indirectly use any of the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to its Subsidiary, joint venture partner or other person or entity (A) to fund or facilitate any activities of or business with any person or entity that, at the time of such funding or facilitation, is the subject or the target of any Sanctions, (B) to fund or facilitate any activities of or any business in any Sanctioned Country or (C) in any other manner that could result in a violation by any person or entity (including any person or entity participating in the transaction, whether as underwriter, advisor, investor or otherwise) of any Sanctions. For the past five years, the Company and its Subsidiary have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person or entity that at the time of the dealing or transaction is or was the subject or the target of any Sanctions or with any Sanctioned Country.

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(48)        Occupational Laws Compliance. The Company (A) is in compliance, in all respects, with any and all applicable United States and Canadian federal, state, provincial, local and foreign laws, rules, regulations, treaties, statutes and codes promulgated by any and all governmental authorities relating to the protection of human health and safety in the workplace (“Occupational Laws”), except where the failure to be in compliance would not individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; and (B) has received all permits, licenses or other approvals required of it under applicable Occupational Laws to conduct its business as currently conducted and is in compliance, in all respects, with all terms and conditions of such permits, licenses and approvals, except where the failure to hold such permits, licenses or other approvals and to be in compliance would not individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. No action, proceeding, revocation proceeding, writ, injunction or claim is pending or, to the knowledge of the Company, threatened against the Company relating to Occupational Laws, and the Company does not have knowledge of any facts, circumstances or developments relating to its operations or cost accounting practices that could reasonably be expected to form the basis for or give rise to such actions, suits, investigations or proceedings.

(49)        Lending and Other Relationship. Except as disclosed in the General Disclosure Package and the Final Prospectuses, (A) neither the Company nor its Subsidiary has any lending or similar relationship with any Underwriter or any bank or other lending institution affiliated with any Underwriter, (B) the Company will not, directly or indirectly, use any of the proceeds from the sale of the Securities by the Company hereunder to reduce or retire the balance of any loan or credit facility extended by any Underwriter or any of its “affiliates” or “associated persons” (as such terms are used in FINRA Rule 5121) or otherwise direct any such proceeds to any Underwriter or any of its “affiliates” or “associated persons” (as so defined) and (C) there are and have been no transactions, arrangements or dealings between the Company or its Subsidiary, on one hand, and any Underwriter or any of its “affiliates” or “associated persons” (as so defined), on the other hand, that, under FINRA Rule 5110 or 5121, must be disclosed in a submission to FINRA in connection with the offering of the Securities contemplated hereby or disclosed in the Registration Statement, the General Disclosure Package or Final Prospectuses.

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(50)        Changes in Management. Except as disclosed in the General Disclosure Package and the Final Prospectuses, none of the persons who were officers or directors of the Company as of the date of the Preliminary Prospectuses has given oral or written notice to the Company or its Subsidiary of his or her resignation (or otherwise indicated to the Company or its Subsidiary an intention to resign within the next 6 months), nor has any such officer or director been terminated by the Company or otherwise removed from his or her office or from the board of directors, as the case may be (including, without limitation, any such termination or removal that is to be effective as of a future date) nor is any such termination or removal under consideration by the Company or its board of directors.

(51)        Transfer Taxes. There are no stock or other transfer taxes, stamp duties, capital duties or other similar duties, taxes or charges payable in connection with the execution or delivery of this Agreement by the Company or the issuance or sale by the Company of the Securities to be sold by the Company to the Underwriters hereunder.

(52)        Related Party Transactions. There are no business relationships or related party transactions involving the Company or its Subsidiary or, to the knowledge of the Company, any other person or entity related to the Company or its Subsidiary that are required to be described in the Preliminary Prospectuses or the Final Prospectuses that have not been described as required.

(53)        No Right of First Refusal. Neither the Company nor its Subsidiary nor, to the knowledge of the Company, any other person has any preemptive right, right of first refusal or other similar right to purchase or otherwise acquire any of the Securities to be sold by the Company to the Underwriters pursuant to this Agreement.

(54)        Offering Materials. Without limitation to the provisions of Section 17 hereof, the Company has not distributed and will not distribute, directly or indirectly (other than through the Underwriters), any “written communication” (as defined in Rule 405) or other offering materials in connection with the offering or sale of the Securities, other than the Preliminary Prospectuses, the Final Prospectuses, any amendment or supplement to any of the foregoing that are filed with the Qualifying Authorities or the Commission and any Permitted Free Writing Prospectuses (as defined in Section 17).

(55)        No Restrictions on Dividends. Neither the Company nor its Subsidiary is a party to or otherwise bound by any instrument or agreement that limits or prohibits or could limit or prohibit, directly or indirectly, the Company from paying any dividends or making other distributions on its capital stock, and its Subsidiary is not a party to or otherwise bound by any instrument or agreement that limits or prohibits or could limit or prohibit, directly or indirectly, the Company’s Subsidiary from paying any dividends or making any other distributions on its capital stock, or other equity interests, as the case may be, or from repaying any loans or advances from, or (except for instruments or agreements that by their express terms prohibit the transfer or assignment thereof or of any rights thereunder) transferring any of its properties or assets to, the Company, in each case except pursuant to the Existing Credit Agreement, and as described in the General Disclosure Package and the Prospectus.

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(56)        Brokers. There is not a broker, finder or other party that is entitled to receive from the Company any brokerage or finder’s fee or other fee or commission as a result of any of the transactions contemplated by this Agreement, except for underwriting discounts and commissions in connection with the sale of the Securities to the Underwriters pursuant to this Agreement.

(57)        Immunity from Jurisdiction. Neither the Company nor its Subsidiary nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of Canada or the United States.

(58)        Cybersecurity. To the knowledge of the Company and its material subsidiary, there has been no security breach or incident, unauthorized access or disclosure, or other compromise of or relating to the Company’s or its material subsidiary’s information technology and computer systems, networks, hardware, software, data and databases (including, without limitation, the data and information of their respective customers, employees, suppliers and vendors and any third party data maintained, processed or stored by the Company and its material subsidiary, and any such data processed or stored by third parties on behalf of the Company and its material subsidiary), equipment or technology (collectively, “IT Systems and Data”); neither the Company nor its material subsidiary has been notified of, or has knowledge of any event or condition that would result in, any security breach or incident, unauthorized access or disclosure or other compromise to their IT Systems and Data; the Company and its material subsidiary have implemented appropriate controls, policies, procedures, and technological safeguards to maintain and protect the integrity, continuous operation, redundancy and security of their IT Systems and Data reasonably consistent with industry standards and practices, or as required by applicable regulatory standards; and the Company and its material subsidiary are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification.

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(59)        Compliance with Data Privacy Laws. After due inquiry, to the Company’s knowledge, the Company and its Subsidiary are, and at all prior times were, in material compliance with all applicable state and federal data privacy and security laws and regulations, including without limitation HIPAA, CCPA, and the European Union General Data Protection Regulation (“GDPR”) (EU 2016/679) (collectively, the “Privacy Laws”). To ensure compliance with the Privacy Laws, the Company has in place, complies with, and takes appropriate steps to ensure compliance in all material respects with their policies and procedures relating to data privacy and security and the collection, storage, use, processing, disclosure, handling, and analysis of Personal Data and Confidential Data (the “Policies”). After due inquiry, to the Company’s knowledge, (i) the Company has at all times made all disclosures to users or customers required by applicable laws and regulatory rules or requirements, and (ii) none of such disclosures made or contained in any Policy have been inaccurate or in violation of any applicable laws and regulatory rules or requirements in any material respect. The Company further certifies that neither it nor its Subsidiary: (i) has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Privacy Law; or (iii) is a party to any order, decree, or agreement (other than customary commercial and technology agreements entered into in the ordinary course of business) that imposes any obligation or liability under any Privacy Law.

(60)        The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company's articles of incorporation or by-laws, the Canada Business Corporations Act or other applicable Canadian laws that is or could reasonably be expected to become applicable to the Underwriters as a result of the Underwriters and the Company fulfilling their obligations or exercising their rights under the Agreement, including, without limitation, the Company's issuance of the Securities and the Underwriters’ ownership of the Securities.

(61)        Significant Acquisitions. The Company has not entered into any agreement to complete any “significant acquisition” nor is it contemplating any “probable acquisitions” (as such terms are defined in National Instrument 51-102 - – Continuous Disclosure Obligations of the Canadian Securities Administrators).

(62)        Qualified Investments. The Securities will qualify as “qualified investments” under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts.

(63)        Transfer Agent. Computershare Investor Services Inc. at its offices in Toronto, Ontario and Montréal, Québec, and Computershare N.A. have been duly appointed as the transfer agent and registrar for the Common Shares in Canada and the United States, respectively.

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(64)        Warrant Agents. Computershare Trust Company of Canada at its office in Toronto, Ontario and Montréal, Québec, and Computershare Trust Company, N.A. will, as at the Closing Date, be duly appointed as warrant agents for the Warrants in Canada and the United States, respectively.

(65)        Forward-Looking Information. With respect to forward-looking information contained in the Company’s public disclosure documents: (i) the Company has a reasonable basis for the forward-looking information; and (ii) all types of material forward-looking information are identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identify material risk factors that could cause actual results to differ materially from the forward-looking information, and accurately state the material factors or assumptions used to develop forward-looking information.

(66)        Audit Committee. The Company’s board of directors has validly appointed an audit committee whose composition satisfies the requirements of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”), and the audit committee of the Company operates in accordance with all material requirements of NI 52-110.

(67)        Related Parties. None of the directors, officers or employees of the Company, or, to the knowledge of the Company, any holder of more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or, to the knowledge of the Company, any associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act (Nova Scotia)), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Company and the Subsidiary, on a consolidated basis. Neither the Company nor the Subsidiary has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada)) with them.

(68)        Certificates. Any certificate signed by any officer of the Company or its Subsidiary (whether signed on behalf of such officer, the Company or such Subsidiary) and delivered to the Representatives or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

(69)        No Legal, Accounting or Tax Advice. The Company has not relied upon the Underwriters for any legal, tax or accounting advice in connection with the offering and the sale of the Securities.

(70)        No Integration. The Company has not sold or issued any securities that would be integrated with the offering of the Securities contemplated by this Agreement pursuant to the 1933 Act or the 1933 Act Regulations.

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SECTION 3.     Sale and Delivery to Underwriters; Closing.

(a)       Units. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to the Underwriters, the respective numbers of Units set forth opposite the names of each Underwriter in Exhibit A hereto, and each Underwriter, severally and not jointly, agrees to purchase from the Company the respective number of Units set forth opposite its name in Exhibit A hereto, plus any additional number of Units which such Underwriter may become obligated to purchase pursuant to the provisions of Section 11 hereof, subject to such adjustments among the Underwriters as the Representatives in their sole discretion shall make to eliminate any sales or purchases of fractional Units, in each case at a price of US$1.75 per Unit (the “Offering Purchase Price”) less the Underwriters’ commission of US$0.105.

(b)       Payment. Payment of the Offering Purchase Price less the Underwriters’ commission of US$0.105 for, and delivery of, the Unit Shares and Warrants comprising the Units shall be made at the offices of Cooley LLP, 3175 Hanover Street, Palo Alto, California 94304, or at such other place as shall be agreed upon by the Representatives and the Company, at 8:00 A.M. (New York City time) on July 20, 2021 (unless postponed in accordance with the provisions of Section 11), or such other time not later than five business days after such date as shall be agreed upon by the Representatives and the Company (such time and date of payment and delivery being herein called “Closing Date”).

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Payment shall be made to the Company by wire transfer of immediately available funds to a single bank account designated by the Company, in each case against delivery to the Representatives for the respective accounts of the Underwriters of the Securities to be purchased by them. It is understood that each Underwriter has authorized the Representatives, for its account, to accept delivery of, receipt for, and make payment of the Offering Purchase Price less the Underwriters’ commission of US$0.105 for, the Units that it has agreed to purchase. Each of the Representatives, individually and not as Representatives of the Underwriters, may (but shall not be obligated to) make payment of the Offering Purchase Price less the Underwriters’ commission of US$0.105 for the Units to be purchased by any Underwriter whose funds have not been received by the Closing Date, but such payment shall not relieve such Underwriter from its obligations hereunder.

(c)       Delivery of Units. Delivery of the Unit Shares shall be made through the facilities of the DTC or CDS unless the Representatives shall otherwise instruct. Delivery of the Warrants shall be made through the facilities of CDS unless otherwise agreed among the Representatives and the Company. For greater certainty, it is acknowledged that the Warrants are not currently eligible to be delivered through the facilities of the DTC.

(d)        Selling Firms. The Underwriters shall be permitted to appoint additional duly registered investment dealers or brokers (each, a “Selling Firm”) as its agents in the offering of the Securities and the Representatives may determine the remuneration payable to such Selling Firm. The Underwriters may offer the Securities, directly and through Selling Firms or any affiliate of the Underwriters, in the Qualifying Jurisdictions and the United States for sale to the public or to purchasers otherwise permitted to purchase the Securities in accordance with the 1933 Act, the 1933 Act Regulations and the Canadian Securities Laws and upon the terms and conditions set forth in the General Disclosure Package and in this Agreement. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and such Underwriter shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement. The Representatives shall promptly (and in any event within two Business Days from the completion of the distribution of the Securities) notify the Company when, in their opinion, the distribution of the Securities has ceased and will provide to the Company, as soon as practicable thereafter, a breakdown of the number of Securities distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Qualifying Authorities and, if applicable, in the United States.

SECTION 4.     Covenants of the Company. The Company covenants with each Underwriter as follows:

a.           Filing of Amendments. During the period beginning on the date hereof and ending on the Closing Date and such date, as in the opinion of counsel for the Underwriters, the U.S. Final Prospectus is no longer required by law to be delivered (assuming the absence of Rule 172 under the 1933 Act), in connection with sales by the Underwriters, prior to amending or supplementing the Registration Statement, the General Disclosure Package, the U.S. Warrant Prospectus or the Final Prospectuses, the Company shall furnish to the Underwriters for review a copy of each such proposed amendment or supplement, and the Company shall not file any such proposed amendment or supplement to which the Underwriters or counsel to the Representatives, on behalf of the Underwriters, reasonably object. Subject to this Section  4(a), immediately following execution of this Agreement, the Company will prepare the Canadian Final Prospectus Supplement and the Canadian Warrant Supplement in accordance with the Canadian Shelf Procedures, the U.S. Warrant Supplement and the U.S. Final Prospectus Supplement, consisting of the English language version of the Canadian Final Prospectus Supplement and the Canadian Warrant Supplement with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, in each case in a form reasonably approved by the Representatives, on behalf of the Underwriters, and will file (i) the Canadian Final Prospectus Supplement with the Qualifying Authorities pursuant to the Canadian Shelf Procedures as soon as possible but not later than 3:00 p.m. (Nova Scotia time) on July 15, 2021, or such other time as the Company and the Underwriters shall mutually agree, (ii) the Canadian Warrant Supplement with the Qualifying Authorities pursuant to the Canadian Shelf Procedures prior to the Closing Date (it being understood that and agreed to by the Underwriters that the Canadian Warrant Prospectus will not be filed in respect of, and will not qualify any distribution of the Warrant Shares upon exercise of the Warrants in any province or territory of Canada), (iii) the U.S. Final Prospectus Supplement with the Commission pursuant to General Instruction II.L of Form F-10 as soon as possible and in any event within one business day of the filing of the Canadian Final Prospectus Supplement with the Qualifying Authorities and (iv) the U.S. Warrant Supplement with the Commission pursuant to General Instruction II.L of Form F-10 as soon as possible and in any event within one business day of the filing of the Canadian Warrant Supplement with the Qualifying Authorities.

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b.           Compliance with Securities Regulations and Requests. The Company will advise the Representatives, promptly after it shall receive written notice of the issuance by the Commission or any of the Qualifying Authorities of any stop order or cease trade order suspending the effectiveness of the Registration Statement, or any post-effective amendment thereto, or preventing or suspending the use of any Preliminary Prospectus, the General Disclosure Package, the Final Prospectuses or any Issuer Free Writing Prospectus, of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any such purpose; and the Company will promptly use its commercially reasonable efforts to prevent the issuance of any stop order or cease trade order or to obtain its withdrawal if such a stop order or cease trade order should be issued. Additionally, the Company will notify the Representatives promptly, and confirm the notice as applicable, (1) when the Canadian Final Prospectus Supplement shall have been filed with the Qualifying Authorities pursuant to the Canadian Shelf Procedures, (2) when the Canadian Warrant Supplement shall have been filed with the Qualifying Authorities pursuant to the Canadian Shelf Procedures, (3) when the U.S. Final Prospectus Supplement shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10, (4) when the U.S. Warrant Supplement shall have been filed with the Commission pursuant to General Instruction II.L of Form -F10, (5) prior to the termination of the offering of the Securities, of any request by the Qualifying Authorities to amend or supplement, as applicable, the Canadian Base Prospectus, the Canadian Final Prospectus, the Canadian Warrant Prospectus or any document incorporated by reference therein or for additional information or of any request by the Commission to amend the Registration Statement or to amend or supplement, as applicable, the U.S. Base Prospectus, the U.S. Final Prospectus, the U.S. Warrant Prospectus or any document incorporated by reference therein or for additional information, (6) of the time when, prior to the termination of the offering of the Securities, any amendment or supplement, as applicable, to the Canadian Base Prospectus or any document incorporated by reference therein has been filed with or receipted by the Reviewing Authority, or of the filing with, or mailing or the delivery to, the Commission for filing of any amendment of the Registration Statement or supplement to the U.S. Base Prospectus.

c.           Amending Issuer Free Writing Prospectuses. If, at any time following issuance of an Issuer Free Writing Prospectus, there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, any Statutory Prospectus or the Final Prospectuses relating to the Securities or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company promptly will notify the Representatives and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

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d.           Qualification. The Company shall take or cause to be taken all commercially reasonable action to qualify the Securities for sale under the securities laws of all applicable jurisdictions and to continue such qualifications in effect so long as required for the distribution of the Securities, except that the Company shall not be required in connection therewith to qualify as a foreign corporation or to execute a general consent to service of process in any state.

e.           Delivery of Registration Statements and Prospectuses. The Company will furnish or make available to the Underwriters, at the Company’s expense, copies of the Registration Statement (which will include a conformed signed copy of the Registration Statement and all consents and exhibits filed therewith upon reasonable request), and to the Underwriters and any dealer each Preliminary Prospectus, the General Disclosure Package, the Final Prospectuses, the Issuer Free Writing Prospectus, and all amendments and supplements to such documents, in each case as soon as available and in such quantities as the Underwriters may from time to time reasonably request. Notwithstanding the foregoing, the Company shall forthwith cause to be delivered to the Underwriters in such cities in the Qualifying Jurisdictions and the United States as they may reasonably request, without charge, such numbers of commercial copies of the Final Prospectuses, excluding in each case any documents incorporated by reference other than any Marketing Materials, as applicable, as the Underwriters shall reasonably require, which deliveries shall be effected as soon as possible and, in any event, in Toronto and New York not later than 5:00 p.m. local time on July 16, 2021, and in all other cities by 12:00 noon local time on the next business day, provided that the Underwriters have given the Company written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Company consents to the use by the Underwriters and any dealer of the Final Prospectuses in connection with the offering of the Securities in compliance with the provisions of this Agreement.

f.            Blue Sky and Other Qualifications. The Company will use its commercially reasonable efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale, or to obtain an exemption for the Securities to be offered and sold, under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Representatives may designate and to maintain such qualifications and exemptions in effect for so long as required for the distribution of the Securities (but in no event for a period of not less than one year from the date of this Agreement); provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. In each jurisdiction in which the Securities have been so qualified or exempt, the Company will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification or exemption, as the case may be, in effect for so long as required for the distribution of the Securities (but in any event for a period of not less than one year from the date of this Agreement).

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g.           Use of Proceeds. The Company will use the net proceeds received by it from the sale of the Securities in the manner specified in the General Disclosure Package and in the Final Prospectuses.

h.           Restriction on Sale of Securities. During the Lock-Up Period, the Company will not, without the prior written consent of the Representatives, directly or indirectly:

(i)          issue, offer, pledge, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any Common Shares or other capital stock or any securities convertible into or exercisable or exchangeable for Common Shares or other capital stock,

(ii)         file or cause the filing of any prospectus in Canada or registration statement under the 1933 Act with respect to any Common Shares or other capital stock or any securities convertible into or exercisable or exchangeable for any Common Shares or other capital stock (other than any Rule 462(b) Registration Statement filed to register Securities to be sold to the Underwriters pursuant to this Agreement), or

(iii)        enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any Common Shares or other capital stock or any securities convertible into or exercisable or exchangeable for any Common Shares or other capital stock, whether any transaction described in clause (i) or (iii) above is to be settled by delivery of Common Shares, other capital stock, other securities, in cash or otherwise, or publicly announce any intention to do any of the foregoing.

Notwithstanding the provisions set forth in the immediately preceding paragraph, the Company may, without the prior written consent of the Representatives:

(w)          issue Units, Unit Shares and Warrants to the Underwriters pursuant to this Agreement,

(x)          issue Warrant Shares upon the exercise of the Warrants,

(y)          issue Common Shares, and options to purchase Common Shares, pursuant to stock option plans, stock purchase or other equity incentive plans described in the General Disclosure Package and the Final Prospectuses, as those plans are in effect on the date of this Agreement, and

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(z)          issue Common Shares (A) upon the exercise of stock options issued under stock option or other equity incentive plans referred to in clause (y) above, as those plans are in effect on the date of this Agreement, or (B) upon the exercise of warrants outstanding on the date of this Agreement, as those warrants are in effect on the date of this Agreement, provided, however, that in the case of any issuance described in clause (z) above by persons listed in Schedule B hereto, it shall be a condition to such issuance (provided such recipient is not already a party to a lock-up agreement in favor of the Underwriters) that each such recipient executes and delivers to the Representatives, acting on behalf of the Underwriters, not later than one business day prior to the date of such issuance, a written agreement, in substantially the form of Exhibit C hereto and otherwise satisfactory in form and substance to the Representatives.

i.            No Stabilization. Other than in connection with any road show or other marketing of the offering of Securities, the Company has not taken and will not take, directly or indirectly, any action designed to or which might reasonably be expected to cause or result in, or which has constituted, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

j.            Warrant Agents. The Company shall engage and maintain, at its expense, a warrant agent for the Warrants in the United States1 and Canada, respectively.

k.            Warrant Shares Reservation. The Company shall reserve and keep available for the exercise of the Warrants such number of authorized but unissued Common Shares as are sufficient to permit the exercise in full of the Warrants.

l.            Marketing Materials. The Company shall prepare, in consultation with the Underwriters and their counsel, and shall approve in writing, any Marketing Materials, including any template version of any Marketing Materials reasonably requested by the Underwriters, and such Marketing Materials shall comply with Canadian Securities Laws and shall be acceptable in form and substance to the Underwriters and their counsel, acting reasonably. Unless an exemption is available under applicable Canadian Securities Laws and the conditions to the availability of such exemption are satisfied, the Company shall file a template version of any such Marketing Materials with the applicable Qualifying Authorities in accordance with Canadian Securities Laws as soon as reasonably practical after such Marketing Materials are approved in writing by the Company and the Underwriters, if required pursuant to Canadian Securities Laws, and in any event on or before the day the Marketing Materials are first provided to any potential purchaser of the Securities and the Company shall provide a copy of such template version to the Underwriters as soon as practicable following such filing; provided, however, that a complete template version of the Marketing Materials, shall be delivered to the Qualifying Authorities in compliance with the Canadian Securities Laws by the Company. The Company and the Underwriters each covenant and agree not to provide any potential purchaser of Securities with any Marketing Materials except for Marketing Materials which have been so approved, and each represents to the other that they have not provided any Marketing Materials for this offering that would otherwise have to be filed to the applicable Qualifying Authorities in accordance with Canadian Securities Laws to any potential investor prior to the date of this Agreement.

1 Note: This may be limited to Canada if the Warrants are settled through CDS.

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SECTION 5.     Payment of Expenses.

(a)            Expenses. The Company will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement and each amendment thereto (in each case including exhibits) and any costs associated with electronic delivery of any of the foregoing, (ii) the word processing and delivery to the Underwriters of this Agreement and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, (iii) the preparation, issuance and delivery of the certificates for the Securities and the issuance and delivery of the Securities to be sold by the Company to the Underwriters, including any stock or other transfer taxes and any stamp or other taxes or duties payable in connection with the sale, issuance or delivery of the Securities to the Underwriters, (iv) the fees and disbursements of the counsel, accountants and other advisors to the Company, (v) the qualification or exemption of the Securities under securities laws in accordance with the provisions of Section 3(f) hereof, including filing fees and the reasonable fees and disbursements of counsels for the Underwriters in connection therewith and in connection with the preparation of a blue sky survey and any supplements thereto, (vi) the preparation, printing and delivery to the Underwriters of copies of each Preliminary Prospectus, the General Disclosure Package, any Permitted Free Writing Prospectus, the Canadian Warrant Prospectus, the U.S. Warrant Prospectus and the Final Prospectuses and any amendments or supplements to any of the foregoing and any costs associated with electronic delivery of any of the foregoing, (vii) the preparation, printing and delivery to the Underwriters of copies of a blue sky survey and any supplements thereto and any costs associated with electronic delivery of any of the foregoing, (viii) the fees and expenses of the attorneys-in-fact, the custodian and the transfer agent and registrar for the Common Shares, the warrant agents for the Warrants (ix) the filing fees incident to, and the reasonable fees and disbursements of counsels to the Underwriters in connection with, the review, if any, by FINRA of the terms of the sale of the Securities; with such fees and disbursements of counsels for the Underwriters pursuant to clauses (v) and (ix) not to exceed $25,000 in the aggregate, (x) the fees and expenses incurred in connection with the listing of the Securities on Nasdaq and the TSX, (xi) the costs and expenses of the Company and any of its officers, directors, counsel or other representatives in connection with presentations or meetings undertaken in connection with the offering of the Securities, including, without limitation, expenses associated with the production of road show slides and graphics and the production and hosting of any electronic road shows, fees and expenses of any consultants engaged in connection with road show presentations, and travel, lodging, transportation, and other expenses of the officers, directors, counsel and other representatives of the Company incurred in connection with any such presentations or meetings, and (xii) all other fees, costs and expenses of the Underwriters, including the legal fees of, and disbursements of, counsels to the Underwriters, incurred in connection with the transactions contemplated by this Agreement; with such legal fees and disbursements of counsels for the Underwriters pursuant to this clause (xii) not to exceed $50,000 in the aggregate.

(b)            Termination of Agreement. If this Agreement is terminated by the Representatives in accordance with the provisions of Section 6 hereof, Section 10(a)(i) hereof or 10(a)(iii)(A) hereof, the Company shall reimburse the Underwriters for all of their out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters.

SECTION 6.     Conditions of Underwriters’ Obligations. The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained in this Agreement, or in certificates signed by any officer of the Company or any Subsidiary of the Company (whether signed on behalf of such officer, the Company or such Subsidiary) delivered to the Representatives or counsel for the Underwriters, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

a.           Compliance with Canadian Authorities. The Company is relying upon the rules and procedures established pursuant to the Canadian Shelf Procedures. The Canadian Preliminary Base Prospectus and the Canadian Base Prospectus have been filed with the Qualifying Authorities and a Passport Decision Document has been issued by the Reviewing Authority in its capacity as principal regulator under the Passport System on its own behalf and on behalf of the other Qualifying Authorities other than the Ontario Securities Commission, and evidencing the issuance of a receipt by the Ontario Securities Commission, relating to the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus, respectively, and has not been revoked. The Canadian Final Prospectus Supplement and the Canadian Warrant Supplement shall have been filed with the Qualifying Authorities within the applicable time period prescribed hereby and in accordance with the Canadian Shelf Procedures; all other steps or proceedings shall have been taken that may be necessary in order to qualify the Securities for distribution in accordance with the terms of this Agreement; and no order suspending the distribution of the Securities shall have been issued by any of the Qualifying Authorities and no proceedings for that purpose shall have been instituted or threatened, and any request on the part of any Qualifying Authority for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters.

b.           Compliance with U.S. Authorities. The Company shall have filed the U.S. Final Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus required to be filed under the 1933 Act or the 1933 Act Regulations with the Commission in accordance with General Instruction II.L of Form F-10 or as otherwise required and within the time period so required; the Registration Statement shall remain effective; no stop order suspending the effectiveness of the Registration Statement or any part thereof or any amendment thereof, nor suspending or preventing the use of the General Disclosure Package, the U.S. Warrant Prospectus, the U.S. Final Prospectus or any Issuer Free Writing Prospectus shall have been issued; no proceedings for the issuance of such an order shall have been initiated or, to the knowledge of the Company, threatened; and any request of the Commission for additional information (to be included in the Registration Statement, the General Disclosure Package, the U.S. Final Prospectus, any Issuer Free Writing Prospectus or otherwise) shall have been complied with to the reasonable satisfaction of counsel to the Underwriters.

c.           Disclosure. The Underwriters shall not have reasonably determined and advised the Company that (i) neither the Canadian Final Prospectus nor the Canadian Warrant Prospectus, contains an untrue statement of a material fact which, in the opinion of counsel to the Underwriters, is material or omits to state a material fact which, in the opinion of counsel to the Underwriters, is required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Registration Statement or any amendment thereof or supplement thereto, the General Disclosure Package, the U.S. Warrant Prospectus or the U.S. Final Prospectus, or any amendment thereof or supplement thereto, or any Issuer Free Writing Prospectus contains an untrue statement of fact which, in the opinion of counsel to the Underwriters, is material, or omits to state a fact which, in the opinion of counsel to the Underwriters, is material and is required to be stated therein, or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading.

d.            Opinions of Counsel for Company. At the Closing Date, the Representatives shall have received the favorable opinions and negative assurance statement, dated the Closing Date, of Troutman Pepper Hamilton Sanders LLP, (“Troutman”) U.S. counsel for the Company, in form and substance reasonably satisfactory to the Representatives, together with signed or reproduced copies of such opinion for each of the other Underwriters, to the effect set forth in Exhibit D hereto, and the favorable opinions of McCarthy Tétrault LLP, Canadian counsel for the Company (together with Troutman, “Company Counsels”), in form and substance reasonably satisfactory to the Representatives, together with signed or reproduced copies of such opinion for each of the other Underwriters, to the effect set forth in Exhibit E hereto.

e.            Opinions of Intellectual Property Counsels. At the Closing Date, the Representatives shall have received the favorable opinions of each of Troutman and Smart & Biggar LLP, intellectual property counsels (“IP Counsels”) for the Company, in form and substance reasonably satisfactory to the Representatives, together with signed or reproduced copies of such opinion for each of the other Underwriters, to the effect set forth in Exhibit F hereto.

f.            Opinion of Counsel for Underwriters. At the Closing Date, the Representatives shall have received the favorable letter and negative assurance letter, dated the Closing Date, of Cooley LLP, U.S. counsel for the Underwriters (“Cooley”), and the favorable opinions of Blake, Cassels & Graydon LLP, Canadian counsel for the Underwriters (together with Cooley, “Underwriters’ Counsels”), together with signed or reproduced copies of such letter for each of the other Underwriters, with respect to the Securities to be sold by the Company pursuant to this Agreement, the Registration Statement, the General Disclosure Package and the U.S. Final Prospectus and any amendments or supplements thereto and such other matters as the Representatives may reasonably request.

g.            Officers’ Certificate. At the Closing Date, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Final Prospectuses (in each case exclusive of any amendments or supplements thereto subsequent to the date of this Agreement), any material adverse change or any development that could reasonably be expected to result in a material adverse change in the condition (financial or other), results of operations, business, properties, management or prospects of the Company and its Subsidiary taken as a whole, whether or not arising in the ordinary course of business, and, at the Closing Date, the Representatives shall have received a certificate, signed on behalf of the Company by the President or the Chief Executive Officer of the Company and the Chief Financial Officer of the Company, dated as of the Closing Date, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties of the Company in this Agreement are true and correct at and as of the Closing Date with the same force and effect as though expressly made at and as of Closing Date, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to Closing Date under or pursuant to this Agreement and (iv) no stop order, cease trade order or other order suspending the effectiveness of the Registration Statement or any part thereof or any amendment thereof or the qualification of the Securities for offering or sale under Canadian Securities Laws, nor suspending or preventing the use of the General Disclosure Package, the Canadian Warrant Prospectus, the U.S. Warrant Prospectus, the Final Prospectuses or any Issuer Free Writing Prospectus, has been issued, and no proceeding for that purpose has been instituted or, to their knowledge, is contemplated or threatened by the Commission, any Qualifying Authority or any state, provincial or regulatory body.

h.            Accountant’s Comfort Letter. At the time of the execution of this Agreement, the Representatives shall have received from PricewaterhouseCoopers LLP a letter, dated the date of this Agreement and in form and substance reasonably satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information of the Company contained in the Registration Statement, the General Disclosure Package, and any Issuer Free Writing Prospectuses (other than any electronic road show) and the Final Prospectuses and any amendments or supplements to any of the foregoing, to the extent such documents are applicable at the time of execution of this Agreement.

i.            Bring-down Comfort Letter. At the Closing Date, the Representatives shall have received from PricewaterhouseCoopers LLP a letter, dated as of Closing Date and in form and substance reasonably satisfactory to the Representatives, to the effect that they reaffirm the statements made in the letter furnished pursuant to Section 6(i) hereof, except that the specified date referred to shall be a date not more than three business days prior to the Closing Date.

j.             CFO Certificate. At the time of the execution of this Agreement and at the Closing Date, the Company shall have furnished to the Representatives a certificate, dated the respective dates of delivery thereof and addressed to the Underwriters, of its Chief Financial Officer with respect to certain financial data contained in the General Disclosure Package and the Final Prospectuses, providing “management comfort” with respect to such information, in form and substance reasonably satisfactory to the Representatives.

k.             Approval of Listing. At the Closing Date, the Unit Shares and the Warrant Shares shall have been approved for listing on Nasdaq and TSX, subject only to, in the case of Nasdaq, official notice of issuance, and, in the case of the TSX satisfaction by the Company of customary post-closing conditions imposed by the TSX as set out in its conditional approval letter.

l.             DTC Eligibility. At the Closing Date, the Unit Shares and the Warrant Shares shall be DTC eligible. The Company shall use commercially reasonable efforts to make the Warrants DTC eligible as soon as reasonably practicable following the Closing Date.

m.             Translation Opinions (Counsel). The Company will deliver to the Underwriters opinions of McCarthy Tétrault LLP, dated the date of the Canadian Preliminary Prospectus and the date of the Canadian Final Prospectus, in form and substance reasonably satisfactory to the Underwriters, addressed to the Underwriters, the Company and their respective counsel to the effect that the French language version of each of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, except for portions thereof (including documents incorporated by reference) translated into the French language by PricewaterhouseCoopers LLP (collectively, the “Financial Information”) as to which no opinion need be expressed by such counsel, is, in all material respects, a complete and proper translation of the English language version thereof.

n.            Translation Opinions (Auditor). The Company will deliver to the Underwriters opinions of PricewaterhouseCoopers LLP, auditors of the Company, dated the date of each of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, addressed to the Underwriters and their counsel and in form and substance reasonably satisfactory to the Underwriters and their counsel, to the effect that the French language version of the Financial Information is, in all material respects, a complete and proper translation of the English language version thereof.

o.            Lock-up Agreements. Prior to the date of this Agreement, the Representatives shall have received an agreement substantially in the form of Exhibit C hereto signed by each of the persons listed in Exhibit B hereto.

p.            Execution of Warrant Indenture. The Warrant Indenture shall have been executed and delivered by the Company and the warrant agents in form and substance reasonably satisfactory to the Representatives.

q.            Additional Documents. At the Closing Date, counsel for the Underwriters shall have been furnished with such documents and opinions as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, contained in this Agreement, or as the Representatives or counsel for the Underwriters may otherwise reasonably request; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated and in connection with the other transactions contemplated by this Agreement and the Warrant Indenture shall be reasonably satisfactory in form and substance to the Representatives.

r.             Termination of Agreement. If any condition specified in this Section 6 shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Representatives by notice in writing to the Company at any time on or prior to Closing Date, and such termination shall be without liability of any party to any other party except as provided in Section 5 hereof and except that, in the case of any such termination of this Agreement, Sections 2, 7, 8, 9, 12, 13, 14, 15, 16, 17, 19, 20, 21, 22, 23 and 24 hereof shall survive such termination of this Agreement and remain in full force and effect.

SECTION 7.     Indemnification.

(a)            Indemnification by the Company. The Company agrees to indemnify and hold harmless each Underwriter, its affiliates, and its and their officers, directors, employees, partners and members and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i)            against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to which they or any of them may become subject under the 1933 Act, the 1934 Act or other federal, state or provincial statutory law or regulation (including Canadian Securities Laws), at common law or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), or arise out of or are based upon the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of or are based upon any untrue statement or alleged untrue statement of a material fact included in any Preliminary Prospectus, any Issuer Free Writing Prospectus or Marketing Materials, the General Disclosure Package, the Canadian Warrant Prospectus, the U.S. Warrant Prospectus, the Final Prospectuses (or any amendment or supplement to any of the foregoing), or any “issuer information” (as defined in Rule 433), or any “road show” (as defined in Rule 433) that does not constitute an Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii)           against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 7(c) hereof) any such settlement is effected with the written consent of the Company; and

(iii)          against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel), reasonably incurred in investigating, preparing for or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under clause (i) or clause (ii) above, provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use in the Registration Statement (or any amendment thereto), or in any Preliminary Prospectus, any Issuer Free Writing Prospectus or Marketing Materials, the General Disclosure Package, the Canadian Warrant Prospectus, the U.S. Warrant Prospectus or the Final Prospectuses (or in any amendment or supplement to any of the foregoing), it being understood and agreed that the only such information furnished by the Underwriters as aforesaid consists of the information described as such in Section 7(c) hereof.

(b)            Indemnification by the Underwriters. Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 7(a) hereof, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), or in any Preliminary Prospectuses, any Issuer Free Writing Prospectus or Marketing Materials, the General Disclosure Package or the Final Prospectuses (or any amendment or supplement to any of the foregoing), or any “issuer information” (as defined in Rule 433), or any “road show” (as defined in Rule 433) that does not constitute an Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representatives expressly for use therein. The Company hereby acknowledges and agrees that the information furnished to the Company by the Underwriters through the Representatives expressly for use in the Registration Statement (or any amendment thereto), or in any Preliminary Prospectus, any Issuer Free Writing Prospectus or Marketing Materials, the General Disclosure Package or the Final Prospectuses (or any amendment or supplement to any of the foregoing), or any “issuer information” (as defined in Rule 433), or any “road show” (as defined in Rule 433) that does not constitute an Issuer Free Writing Prospectus, consists exclusively of the following information appearing under the caption “Plan of Distribution” in the Preliminary Prospectuses and the Final Prospectuses: (i) the information regarding the concession appearing in the fifth paragraph under such caption and (ii) the information regarding stabilization, syndicate covering transactions and penalty bids appearing in the ninth, tenth and eleventh paragraphs under such caption (but only insofar as such information concerns the Underwriters).

(c)            Actions Against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder. Counsel to the indemnified parties shall be selected as follows: counsel to the Underwriters and the other indemnified parties referred to in Section 7(a) hereof shall be selected by the Representatives, and counsel to the Company, its directors, each of its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying party be liable for the fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for the Underwriters and the other indemnified parties referred to in Section 7(a) above and the fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for the Company, its directors, each of its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, in each case in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 7 or Section 8 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)            Settlement Without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by this Section 7, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 7(a)(ii) hereof effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

SECTION 8.     Contribution. If the indemnification provided for in Section 7 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (a) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Securities pursuant to this Agreement or (b) if the allocation provided by clause (a) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the statements or omissions that resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth on the cover of the Final Prospectuses, bear to the aggregate initial public offering price of the Securities as set forth on such cover.

The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or by the Underwriters on the other hand and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to above in this Section 8. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 8 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing for or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 8, each affiliate of any Underwriter, each officer, director, employee, partner and member of any Underwriter or any such affiliate, and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company. The Underwriters’ respective obligations to contribute pursuant to this Section 8 are several in proportion to the number of Units set forth opposite their respective names in Exhibit A hereto and not joint.

SECTION 9.     Representations, Warranties and Agreements to Survive Delivery. All representations, warranties and agreements contained in this Agreement or in certificates signed by any officer of the Company or its Subsidiary (whether signed on behalf of such officer, the Company or such Subsidiary) and delivered to the Representatives or counsel to the Underwriters, shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any Underwriter, any officer, director, employee, partner, member or agent of any Underwriter or any person or entity controlling any Underwriter, or by or on behalf of the Company, any officer, director or employee of the Company or any person or entity controlling the Company and shall survive delivery of and payment for the Securities.

SECTION 10.     Termination of Agreement.

(a)            Termination; General. The Representatives may terminate this Agreement, by notice to the Company, at any time on or prior to Closing Date (i) if there has been, at any time on or after the date of this Agreement or since the respective dates as of which information is given in the General Disclosure Package or the Final Prospectuses (in each case exclusive of any amendments or supplements thereto subsequent to the date of this Agreement), any material adverse change or any development that could reasonably be expected to result in a material adverse change, in the condition (financial or other), results of operations, business, properties, management or prospects of the Company and its Subsidiary taken as a whole, whether or not arising in the ordinary course of business, that is so material and adverse as to make it impractical or inadvisable to proceed with the offering of the Securities, or (ii) if there has occurred any material adverse change in the financial markets in the United States, Canada or the international financial markets, any declaration of a national emergency or war by the United States or Canada, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions (including, without limitation, as a result of terrorist activities), in each case the effect of which is such as to make it, in the judgment of the Representatives, impracticable or inadvisable to market the Securities or to enforce contracts for the sale of the Securities, (iii) if (A) trading in any securities of the Company has been suspended or materially limited on Nasdaq or TSX by such Exchange, the Commission, any Qualifying Authority or any other Governmental Authority having jurisdiction, or (B) trading generally on the Nasdaq Stock Market or the TSX has been suspended or limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by order of the Commission, FINRA or any other Governmental Authority, or (C) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, or Canada, or (iv) if a banking moratorium has been declared by either United States federal, Canadian federal or New York authorities.

(b)            Liabilities. If this Agreement is terminated pursuant to this Section 10, such termination shall be without liability of any party to any other party except as provided in Section 5 hereof and except that Sections 2, 7, 8, 9, 12, 13, 14, 15, 16, 17, 19, 20, 21, 22, 23 and 24 hereof shall survive such termination and remain in full force and effect.

SECTION 11.     Default by One or More of the Underwriters. If one or more of the Underwriters shall fail or refuse at the Closing Date to purchase the Securities that it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives shall not have completed such arrangements within such 24-hour period, then:

(1)           if the number of Defaulted Securities does not exceed 10% of the number of Securities to be purchased on such date, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount of such Defaulted Securities in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters; or

(2)           if the number of Defaulted Securities exceeds 10% of the number of Securities to be purchased on such date, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter.

No action taken pursuant to this Section 11 shall relieve any defaulting Underwriter from liability in respect of its default.

In the event of any such default that does not result in a termination of this Agreement, the Representatives shall have the right to postpone the Closing Date for a period not exceeding seven days in order to effect any required changes in the Registration Statement, the General Disclosure Package or Final Prospectuses or in any other documents or arrangements. As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section 11.

SECTION 12.     Notices. All notices and other communications hereunder shall be in writing, shall be effective only upon receipt and shall be mailed, delivered by hand or overnight courier, or transmitted by fax or other electronic means (with the receipt of such fax or other electronic communication to be confirmed by telephone). Notices to the Underwriters shall be directed to the Representatives at Wells Fargo Securities Canada, Ltd., 22 Adelaide Street West, Suite 2200, Toronto, Ontario, M5H 4E3, Attention of Equity Syndicate, fax no. 212-214-5918 (with such fax or other electronic communication to be confirmed by telephone to 212-214-6144); and Cantor Fitzgerald & Co., Attention: Capital Markets, 499 Park Avenue, 4th Floor New York, NY 10022, or by emailing prospectus@cantor.com and notices to the Company shall be directed to it at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4, Attention of Corporate Secretary, fax no. (902) 492-0888 (with such fax to be confirmed by telephone to 902-492-1819);

SECTION 13.     Recognition of the U.S. Special Resolution Regimes.

(a)            In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)            In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

SECTION 14.     Parties. This Agreement shall each inure to the benefit of and be binding upon the Underwriters, the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters, the Company and their respective successors and the controlling persons and other indemnified parties referred to in Section 7 hereof and Section 8 hereof and their successors, heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters, the Company and their respective successors, and said controlling persons and other indemnified parties and their successors, heirs and legal representatives, and for the benefit of no other person or entity. No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

SECTION 15.     GOVERNING LAW AND TIME. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 16.     Effect of Headings; Counterparts. The Section and Exhibit headings herein are for convenience only and shall not affect the construction hereof. This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by facsimile or e-mail transmission. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement, if any, shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf,” “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code.

SECTION 17.     Definitions. As used in this Agreement, the following terms have the respective meanings set forth below:

“Applicable Time” means 9:00 p.m. (New York City time) on the date of this Agreement or such other time as agreed by the Company and the Representatives.

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Canadian Warrant Prospectus” has the meaning assigned to it in Section 1 herein.

“Canadian Warrant Supplement” has the meaning assigned to it in Section 1 herein.

“CDS” means CDS Clearing and Depository Services Inc.

“Closing Date” has the meaning assigned to it in Section 3 herein.

“Commission” means the United States Securities and Exchange Commission.

“Company Documents” means (i) all Subject Instruments and (ii) all other contracts, indentures, mortgages, deeds of trust, loan or credit agreements, bonds, notes, debentures, evidences of indebtedness, swap agreements, hedging agreements, leases or other instruments or agreements to which the Company or its Subsidiary is a party or by which the Company or its Subsidiary is bound or to which any of the property or assets of the Company or its Subsidiary is subject that, solely in the case of this clause (ii), are material with respect to the Company and its Subsidiary taken as a whole.

“Covered Entity” means any of (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b), (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b), or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“DTC” means the Depository Trust Company.

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“EDGAR” means the Commission’s Electronic Data Gathering, Analysis and Retrieval System.

“Existing Credit Agreement” means any existing credit agreement, as amended, supplemented or restated, if applicable, and in each case including any promissory notes, pledge agreements, security agreements, mortgages, guarantees and other instruments or agreements entered into by the Company or any of its subsidiaries in connection therewith or pursuant thereto, in each case as amended, supplemented or restated, if applicable.

“Existing Warrants” means any warrants to purchase Common Shares outstanding on the date of this Agreement.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Free Writing Prospectus” has the meaning assigned to it in Rule 405 of the 1933 Act.

“IFRS” means international financial reporting standards as issued by the International Accounting Standards Board.

“Initial Registration Statement” means the Company’s registration statement on Form F-10 (File No. 333-249493) as amended (if applicable), including the documents incorporated or deemed to be incorporated by reference therein.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 relating to the offering of the Securities that (i) is required to be filed with the Commission by the Company, (ii) is a “road show” that is a “written communication” within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission, or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) because it contains a description of the Securities or of the offering that does not reflect the final terms, and all free writing prospectuses that are listed in Exhibit H hereto, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Issuer General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being specified in Exhibit H hereto.

“Issuer Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.

“Lien” means any security interest, mortgage, pledge, lien, encumbrance, claim or equity.

“Lock-Up Period” means the period beginning on and including the date of this Agreement through and including the date that is the 90th day after the date of this Agreement.

“Marketing Materials” means “marketing materials” as defined in Canadian National Instrument 41-101 – General Prospectus Requirements.

“OFAC” means the United States Office of Foreign Assets Control of the United States Treasury Department.

“Organizational Documents” means (a) in the case of a corporation, its charter and by-laws; (b) in the case of a limited or general partnership, its partnership certificate, certificate of formation or similar organizational document and its partnership agreement; (c) in the case of a limited liability company, its articles of organization, certificate of formation or similar organizational documents and its operating agreement, limited liability company agreement, membership agreement or other similar agreement; (d) in the case of a trust, its certificate of trust, certificate of formation or similar organizational document and its trust agreement or other similar agreement; and (e) in the case of any other entity, the organizational and governing documents of such entity.

“Preliminary Prospectuses” has the meaning assigned to it in Section 1 herein.

“Registration Statement” has the meaning assigned to it in Section 1 herein.

“Regulation S-T” means Regulation S-T of the Commission.

“Repayment Event” means any event or condition that, either immediately or with notice or passage of time or both, (i) gives the holder of any bond, note, debenture or other evidence of indebtedness (or any person or entity acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any subsidiary of the Company, or (ii) gives any counterparty (or any person or entity acting on such counterparty’s behalf) under any swap agreement, hedging agreement or similar agreement or instrument to which the Company or any subsidiary of the Company is a party the right to liquidate or accelerate the payment obligations, or designate an early termination date under such agreement or instrument, as the case may be.

“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002 and the 1933 Act Regulations promulgated thereunder or implementing the provisions thereof.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Statutory Prospectus” means the U.S. Base Prospectus, as amended and supplemented immediately prior to the Applicable Time, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof. For purposes of this definition, information contained in a form of prospectus supplement filed in accordance with General Instruction II.L of Form F-10 shall be considered to be included in the Statutory Prospectus as of the actual time that the form of prospectus supplement is filed with the Commission under the 1933 Act.

“Subject Instruments” means the Existing Credit Agreement and the Existing Warrants; provided, that if any instrument, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement as aforesaid has been redacted or if any portion thereof has been deleted or is otherwise not included as part of such exhibit (whether pursuant to a request for confidential treatment or otherwise), the term “Subject Instruments” shall nonetheless mean such instrument, agreement or other document, as the case may be, in its entirety, including any portions thereof that shall have been so redacted, deleted or otherwise not filed.

“Termination Event” means any event or condition that gives any person or entity the right, either immediately or with notice or passage of time or both, to terminate or limit (in whole or in part) any Company Documents or any rights of the Company or its Subsidiary thereunder, including, without limitation, upon the occurrence of a change of control of the Company or other similar events.

“UNSC” means the United Nations Security Council.

“U.S. Warrant Prospectus” has the meaning assigned to it in Section 1 herein.

“U.S. Warrant Supplement” has the meaning assigned to it in Section 1 herein.

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act of 1950, as amended, and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended, and the regulations promulgated thereunder.

“1933 Act” means the United States Securities Act of 1933, as amended.

“1933 Act Regulations” means the rules and regulations of the Commission under the 1933 Act.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended.

“1934 Act Regulations” means the rules and regulations of the Commission under the 1934 Act.

“1940 Act” means the Investment Company Act of 1940, as amended.

All references in this Agreement to the Registration Statement, any Preliminary Prospectus, the Final Prospectuses, any Issuer Free Writing Prospectus or any amendment or supplement to any of the foregoing shall be deemed to include the version thereof filed with the Commission pursuant to EDGAR or filed with the Qualifying Authorities pursuant to SEDAR and all versions thereof delivered (physically or electronically) to the Representatives or the Underwriters.

All references in this Agreement to financial statements and schedules and other information that is “contained,” “included” or “stated” in the any Preliminary Prospectus or the Final Prospectuses (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information that is incorporated by reference in or otherwise deemed by 1933 Act Regulations to be a part of or included in the Registration Statement, any Preliminary Prospectus or the Final Prospectuses, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, any Preliminary Prospectus or the Final Prospectuses shall be deemed to mean and include the filing of any document under the 1934 Act that is incorporated by reference in or otherwise deemed by 1933 Act Regulations to be a part of or included in the Registration Statement, such Preliminary Prospectus or the Final Prospectuses, as the case may be.

SECTION 18.     Permitted Free Writing Prospectuses. The Company represents, warrants and agrees that it has not made and, unless it obtains the prior written consent of the Representatives, it will not make, any offer relating to the Securities that constitutes or would constitute an “issuer free writing prospectus” (as defined in Rule 433) or that otherwise constitutes or would constitute a “free writing prospectus” (as defined in Rule 405) or portion thereof required to be filed with the Commission or required to be retained by the Company pursuant to Rule 433; provided, that the prior written consent of the Representatives shall be deemed to have been given in respect of the Issuer General Use Free Writing Prospectuses, if any, listed on Exhibit H hereto and, to any electronic road show in the form previously provided by the Company to and approved by the Representatives. Any such free writing prospectus consented to or deemed to have been consented to as aforesaid is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company represents, warrants and agrees that it has treated and will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely filing with the Commission where required, legending and record keeping. For the purposes of clarity, the parties hereto agree that all free writing prospectuses, if any, listed in Exhibit H hereto are Permitted Free Writing Prospectuses.

SECTION 19.     Absence of Fiduciary Relationship. The Company acknowledges and agrees that:

(a)            each of the Underwriters is acting solely as an underwriter in connection with the sale of the Securities and no fiduciary, advisory or agency relationship between the Company and any of the Underwriters has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether or not any of the Underwriters has advised or is advising the Company on other matters;

(b)            the public offering price of the Securities and the price to be paid by the Underwriters for the Securities set forth in this Agreement were established by the Company following discussions and arms-length negotiations with the Representatives;

(c)            it is capable of evaluating and understanding, and understands and accepts, the terms, risks and conditions of the transactions contemplated by this Agreement;

(d)            it is aware that the Underwriters and their respective affiliates are engaged in a broad range of transactions that may involve interests that differ from those of the Company and that none of the Underwriters has any obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship or otherwise; and

(e)            it waives, to the fullest extent permitted by law, any claims it may have against any of the Underwriters for breach of fiduciary duty or alleged breach of fiduciary duty in respect of any of the transactions contemplated by this Agreement, and agrees that none of the Underwriters shall have any liability (whether direct or indirect, in contract, tort or otherwise) to it in respect of such a fiduciary duty claim or to any person or entity asserting a fiduciary duty claim on its behalf or in right of the Company or any shareholders, employees or creditors of the Company.

SECTION 20.     Research Analyst Independence. The Company acknowledges that the Underwriters’ respective research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriters’ respective research analysts and research departments may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company and/or the offering that differ from the views of their respective investment banking divisions. The Company hereby waives and releases, to the fullest extent permitted by applicable law, any claims that the Company may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their respective research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Company by such Underwriters’ respective investment banking divisions. The Company acknowledges that each of the Underwriters is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the Company and other entities that may be the subject of the transactions contemplated by this Agreement.

SECTION 21.     Trial by Jury. The Company (on its own behalf and, to the extent permitted by applicable law, on behalf of its shareholders and affiliates) and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

SECTION 22.     Consent to Jurisdiction. The Company hereby submits to the non-exclusive jurisdiction of any U.S. federal or state court located in the Borough of Manhattan, the City and County of New York in any action, suit or proceeding arising out of or relating to or based upon this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waive any objection to the laying of venue of any such action, suit or proceeding in any such court and agree not to plead or claim in any such court that any such action, suit or proceeding has been brought in an inconvenient forum. The Company represents and warrants that it has appointed Computershare as its authorized agent (the “Authorized Agent”) in the Borough of Manhattan, the City and County of New York upon which process may be served in any such action, suit or proceeding pursuant to a written agreement (each, an “Appointment Agreement”), a true, complete and correct copy of which will be delivered to the Representatives on the Closing Date, further represents and warrants that the Authorized Agent has agreed to act as such agent for service of process, and agrees that service of process upon such Authorized Agent, and written notice of said service to the Company as provided in this Agreement shall be deemed in every respect effective service of process upon the Company in any such action, suit or proceeding, and agrees to take any and all such action as may be necessary to maintain such designation and appointment of such Authorized Agent in full force and effect for a period of ten years from the date of this Agreement.

SECTION 23.     Waiver of Immunity. With respect to any action, suit or proceeding arising out of or relating to or based upon this Agreement or any of the transactions contemplated hereby, the Company irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled, and with respect to any such action, suit or proceeding, waives any such immunity in any court of competent jurisdiction, and agrees not to raise or claim or cause to be pleaded any such immunity at or in respect of any such action, suit or proceeding, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.

SECTION 24.     Judgment Currency. The obligation of the Company in respect of any sum due to any Underwriter under this Agreement shall, notwithstanding any judgment in a currency other than U.S. dollars (the “Judgment Currency”), not be discharged until the first business day following receipt by such Underwriter of any sum adjudged to be so due in the Judgment Currency on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase U.S. dollars with the Judgment Currency; if the U.S. dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss in respect of any sum due to such Underwriter from the Company. If the U.S. dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the U.S. dollars so purchased over the sum originally due to such Underwriter hereunder.

[Signature Page Follows]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters and the Company in accordance with its terms.

Very truly yours,

IMV Inc.

By	/s/ Frederic Ors
Name: Frederic Ors
Title: Chief Executive Officer

CONFIRMED AND ACCEPTED, as of the date first above written:

WELLS FARGO SECURITIES CANADA, LTD.

CANTOR FITZGERALD & CO.

By: WELLS FARGO SECURITIES CANADA, LTD.

By	/s/ Darin Deschamps
Authorized Signatory

By:	CANTOR fITZGERALD & CO.

By	/s/ Sage Kelly
Authorized Signatory

For themselves and as Representatives of the Underwriters named in Exhibit A hereto.

EXHIBIT A

Name of Underwriter	Number of Units
Wells Fargo Securities Canada, Ltd.	6,428,571
Cantor Fitzgerald & Co.	5,357,143
BTIG, LLC	1,428,571
iA Private Wealth Inc.	1,071,429

Total	14,285,714

A-1

EXHIBIT B

LIST OF PERSONS SUBJECT TO LOCK-UP

Frederic Ors

Pierre Labbé

Jeremy Graff

Andrew Hall

Andrew Sheldon

Julia Gregory

Shermaine Tilley

Markus Warmuth

Michael Kalos

Kyle Kuvalanka

Michael Bailey

B-1

EXHIBIT C

FORM OF LOCK-UP AGREEMENT

IMV INC.

Public Offering of Common Shares

and

Warrants to Purchase Common Shares

Dated as of ____________________

Wells Fargo Securities Canada, Ltd.
Cantor Fitzgerald & Co.
As Representatives of the several Underwriters

c/o Wells Fargo Securities Canada, Ltd.
22 Adelaide Street West, Suite 2200
Toronto, Ontario, M5H 4E3

c/o Cantor Fitzgerald & Co.
499 Park Avenue, 4th Floor
New York, New York 10022

Ladies and Gentlemen:

This agreement is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”) among IMV Inc., a corporation incorporated under the Canada Business Corporations Act (the “Company”), and Wells Fargo Securities Canada, Ltd. (“Wells Fargo”) and Cantor Fitzgerald & Co. (“Cantor”), as representatives of a group of underwriters (the “Underwriters”), relating to a proposed underwritten public offering (the “Offering”) of units.

In order to induce you and the other Underwriters to enter into the Underwriting Agreement, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each Underwriter that, during the period beginning on and including the date of the Underwriting Agreement through and including the date that is the 90th day after the date of the Underwriting Agreement (such period, the “Lock-Up Period”), the undersigned will not, without the prior written consent of Wells Fargo and Cantor, directly or indirectly:

(i) offer, pledge, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any the Company’s common shares (the “Common Shares”) or preferred shares or other share capital (including, without limitation, Common Shares, preferred shares or such other share capital that may deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”) or pursuant to applicable Canadian Securities Laws (as defined below) or that may be issued upon exercise of a stock option or warrant) (collectively, “share capital”) or any securities convertible into or exercisable or exchangeable for Common Shares, preferred shares or other share capital, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition; or

(ii) enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequence of ownership of any Common Shares, preferred shares or other share capital or any securities convertible into or exercisable or exchangeable for any Common Shares, preferred shares or other share capital, whether any transaction described in clause (i) or clause (ii) above is to be settled by delivery of Common Shares, preferred shares, other share capital, other securities, in cash or otherwise, or publicly announce any intention to do any of the foregoing.

Notwithstanding the provisions set forth in the immediately preceding paragraph, the undersigned may, without the prior written consent of Wells Fargo and Cantor, transfer any Common Shares, preferred shares or other share capital or any securities convertible into or exchangeable or exercisable for Common Shares, preferred shares or other share capital:

(1) if the undersigned is a natural person, as a bona fide gift or gifts or by will, by intestate succession or pursuant to a so-called “living trust” or other revocable trust established to provide for the disposition of property on the undersigned’s death, in each case to any member of the immediate family (as defined below) of the undersigned or to a trust the beneficiaries of which are exclusively the undersigned or members of the undersigned’s immediate family, or as a bona fide gift or gifts to a charity or educational institution,

(2) if the undersigned is a partnership or a limited liability company, to a partner or member, as the case may be, of such partnership or limited liability company if, in any such case, such transfer is not for value,

(3) in connection with the exercise of any stock options or deferred share units pursuant to the share incentive plan or other share compensation arrangements of the Company; provided that the underlying Common Shares, preferred shares or other share capital received upon exercise shall be subject to the restrictions set forth in this Lock-Up Agreement (subject to clause (5) below),

(4) pursuant to a bona fide third party tender offer, merger, amalgamation, consolidation or other similar transaction made to all holders of the Common Shares involving a Change of Control of the Company that has been approved by the board of directors of the Company, provided that in the event that the tender offer, merger, amalgamation, consolidation or other such transaction is not completed, the Common Shares owned by the undersigned shall remain subject to the lock-up restrictions described herein,

(5) to the Company of any stock options or Common Shares underlying stock options or any deferred share units in order to pay the exercise price or any taxes associated with the exercise of such stock options or vesting of such deferred share units, and provided, however, that in the case of any transfer described in clause (1) or (2) above, it shall be a condition to the transfer that (A) the transferee executes and delivers to Wells Fargo and Cantor, acting on behalf of the Underwriters, not later than one business day prior to such transfer, a written agreement, in substantially the form of this agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the undersigned and not to the immediate family of the transferee) and otherwise satisfactory in form and substance to Wells Fargo, (B) in the case of a transfer pursuant to clause (1) or (5) above, if the undersigned is required to file a report under the United States Securities Exchange Act of 1934, as amended (including the rules and regulations thereunder, the “1934 Act”), any of the securities laws (including rules, regulations, policy statements or other such instruments or rulings) of each of the provinces and territories of Canada (collectively, “Canadian Securities Laws”) or otherwise reporting a reduction in beneficial ownership of Common Shares, preferred shares or other share capital or any securities convertible into or exercisable or exchangeable for Common Shares, preferred shares or other share capital by the undersigned during the Lock-Up Period, the undersigned shall include a statement in such report, if with respect to clause (1), to the effect that such transfer is not a transfer for value and that such transfer is being made as a gift, by will or intestate succession or pursuant to a so-called “living trust” or other revocable trust established to provide for the disposition of property on the undersigned’s death, as the case may be, and if with respect to clause (5), to the effect that such transfer is to the Company and relates to the circumstances described in clause (5), (C) in the case of a transfer pursuant to clause (2) above, no filing under the 1934 Act, Canadian Securities Laws or otherwise reporting a reduction in beneficial ownership of Common Shares, preferred shares or other share capital or any securities convertible into or exercisable or exchangeable for Common Shares, preferred shares or other share capital shall be required to be made during the Lock-Up Period and (D) in the case of a transfer pursuant to clause (1), (2), (3) or (5) above, no public filing or announcement shall be voluntarily made in respect of such transfer during the Lock-Up Period. For purposes of this paragraph, “immediate family” shall mean any relationship by blood, marriage or adoption not more remote than the first cousin. In addition, notwithstanding the lock-up restrictions described herein, the undersigned may at any time after the date hereof enter into a trading plan meeting the requirements of Rule 10b5-1 of the 1934 Act (a “New Plan”) relating to the sale of Common Shares, if then permitted by the Company and applicable law, provided that the Common Shares subject to such New Plan may not be sold during the Lock-Up Period and that no public filing or announcement under the 1934 Act, Canadian Securities Laws or otherwise shall be required or voluntarily made during the Lock-Up Period. For purposes of clause (4) of this paragraph, “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), after the closing of the Offering, to a person or group of affiliated persons, of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold shares having more than 50% of the voting power of all outstanding voting shares of the Company (or the surviving entity).

The undersigned further agrees that (i) it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to the registration under the United States Securities Act of 1933, as amended (the “1933 Act”), of any Common Shares, preferred shares or other share capital or any securities convertible into or exercisable or exchangeable for Common Shares, preferred shares or other share capital, and (ii) the Company may, with respect to any Common Shares, preferred shares or other share capital or any securities convertible into or exercisable or exchangeable for Common Shares, preferred shares or other share capital owned or held (of record or beneficially) by the undersigned, cause the transfer agent or other registrar to enter stop transfer instructions and implement stop transfer procedures with respect to such securities during the Lock-Up Period.

The undersigned hereby waives any and all notice requirements and rights with respect to the registration of any securities pursuant to any agreement, instrument, understanding or otherwise, including any registration rights agreement or similar agreement, to which the undersigned is a party or under which the undersigned is entitled to any right or benefit and any tag-along rights, co-sale rights or other rights to have any securities (debt or equity) included in the offering contemplated by this agreement or sold in connection with the sale of Securities pursuant to the Underwriting Agreement, provided that such waiver shall apply only to the public offering of Common Shares pursuant to the Underwriting Agreement and each registration statement filed under the 1933 Act in connection therewith.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this agreement and that this agreement has been duly authorized (if applicable), executed and delivered by the undersigned and is a valid and binding agreement of the undersigned. This agreement and all authority herein conferred are irrevocable and shall survive the death or incapacity of the undersigned (if a natural person) and shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. The electronic signature of the undersigned (complying with the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301-309), as amended from time to time, or other applicable law) of this agreement shall have the same validity and effect as a signature affixed by the hand of the undersigned.

The undersigned acknowledges and agrees that the Underwriters have not provided any recommendation or investment advice nor have the Underwriters solicited any action from the undersigned with respect to the offering of the securities and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate.

If the Underwriting Agreement is not executed by the parties thereto prior to July 30, 2021, this agreement shall automatically terminate and become null and void.

The undersigned acknowledges and agrees that whether or not any public offering of Common Shares actually occurs depends on a number of factors, including market conditions.

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

[Signature Page Immediately Follows]

IN WITNESS WHEREOF, the undersigned has executed and delivered this agreement as of the date first set forth above.

Very truly yours,

If signing as an individual shareholder:

(Signature)

(Print Exact Name of Shareholder)

If not signing in an individual capacity:

(Print Exact Name of Shareholder)

By:
(Signature)

(Print Name of Authorized Signatory, if applicable)

(Print Title of Authorized Signatory, if applicable)

EXHIBIT D

FORM OF OPINION OF TROUTMAN PEPPER HAMILTON SANDERS LLP

D-1

EXHIBIT E

FORM OF OPINION OF McCarthy Tétrault LLP

E-1

EXHIBIT F

OPINION OF COMPANY’S INTELLECTUAL PROPERTY COUNSEL

F-1

EXHIBIT G

PRICE-RELATED INFORMATION

Public offering price per Unit: US$1.75

Purchase price per Unit to the Underwriters: US$1.645

Settlement Date: July 20, 2021

G-1

EXHIBIT H

ISSUER GENERAL USE FREE WRITING PROSPECTUSES

None.

H-1